OUR KNOW-HOW REPORT QUARTERLY 2 FOR THE 3-MONTH AND 6-MONTH PERIODS ENDED JUNE 30, 2010

This report is also available on our Web site at: www.cascades.com Transfer Agent and Registrar Computershare Investor Services Inc. Head Of_ce Cascades Inc. 404 Marie-Victorin Blvd. Kingsey Falls, Québec J0A 1B0 Canada Telephone: 1 819 363-5100 Fax: 1 819 363-5155 Investor Relations For more information, please contact: Didier Filion Director, Investor Relations Cascades Inc. 772 Sherbrooke Street West Montréal, Québec H3A 1G1 Canada Telephone: 1 514 282-2697 Fax: 1 514 282-2624 www.cascades.com/investors investor@cascades.com TABLE OF CONTENTS The business environment in the _rst quarter of 2010 5 Financial overview 10 Business segment review 18 Other items analysis 25 Liquidity and capital resources 26 Consolidated _nancial position 27 Near-term outlook 27 Supplemental information on non-GAAP measures 30 Consolidated _nancial statements and notes 37

CASCADES ° MANAGEMENT’S DISCUSSION & ANALYSIS ° RESULTS ANALYSIS ° 3 FORWARD-LOOKING STATEMENTS AND SUPPLEMENTAL INFORMATION ON NON-GAAP MEASURES The following is the quaterly 3nancial report and management’s discussion and analysis (“MD&A”) of the operating results and 3nancial position of Cascades Inc. (“Cascades” or “the Company”) and should be read in conjunction with the Company’s consolidated 3nancial statements and accompanying notes for the three-month and six-month periods ended June 30, 2010 and 2009 and with the most recent audited consolidated 3nancial statements. Information contained herein includes any signi3cant developments as at August 10, 2010, the date on which the MD&A was approved by the Company’s Board of Directors. For additional information, readers are referred to the Company’s Annual Information Form (“AIF”), which is published separately. Additional information relating to the Company is also available on SEDAR at www.sedar.com. This MD&A is intended to provide readers with the information that management believes is required to gain an understanding of Cascades’ current results and to assess the Company’s future prospects. Accordingly, certain statements herein, including statements regarding future results and performance, are forward-looking statements within the meaning of securities legislation based on current expectations. The accuracy of such statements is subject to a number of risks, uncertainties and assumptions that may cause actual results to differ materially from those projected, including, but not limited to, the effect of general economic conditions, decreases in demand for the Company’s products, the prices and availability of raw materials, changes in the relative values of certain currencies, 3uctuations in selling prices and adverse changes in general market and industry conditions. This MD&A also includes price indices, as well as variance and sensitivity analyses that are intended to provide the reader with a better understanding of the trends related to our business activities. These items are based on the best estimates available to the Company. The 3nancial information contained herein, including tabular amounts, is expressed in Canadian dollars unless otherwise speci3ed, and is prepared in accordance with generally accepted accounting principles in Canada (Canadian GAAP). Unless otherwise indicated or if required by the context, the terms “we,” “our” and “us” refer to Cascades Inc. and all of its subsidiaries and joint ventures. The 3nancial information included in this analysis also contains certain data that are not measures of performance under Canadian GAAP (“non-GAAP measures”). For example, the Company uses operating income before depreciation and amortization or operating income before depreciation and amortization excluding speci3c items (OIBD or OIBD excluding speci3c items) because it is the measure used by management to assess the operating and 3nancial performance of the Company’s operating segments. Moreover, we believe that OIBD is a measure often used by investors to assess a company’s operating performance and its ability to meet debt service requirements. OIBD has limitations as an analytical tool, and you should not consider this item in isolation, or as a substitute for an analysis of our results as reported under Canadian GAAP. These limitations include the following: ? OIBD excludes certain income tax payments that may represent a reduction in cash available to us. ? OIBD does not re3ect our cash expenditures, or future requirements, for capital expenditures or contractual commitments. ? OIBD does not re3ect changes in, or cash requirements for, our working capital needs. ? OIBD does not re3ect the signi3cant interest expense, or the cash requirements necessary to service interest or principal payments on our debt. ? Although depreciation and amortization e xpenses are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and OIBD does not re3ect any cash requirements for such replacements. ? The speci3c items excluded from OIBD include mainly charges for impairment of assets, charges for facility or machine closures, debt restructuring charges, gain or loss on sale of business units and unrealized gain or loss on 3nancial instruments that do not qualify for hedge accounting. Although we consider these items to be non-recurring and less relevant to evaluating our performance, some of these items will continue to take place and will reduce the cash available to us. Because of these limitations, OIBD should not be used as a substitute for net earnings or cash 3ows from operating activities as determined in accordance with Canadian GAAP, nor is it necessarily indicative of whether or not cash 3ow will be suf3cient to fund our cash requirements. In addition, our de3nitions of OIBD may differ from those of other companies. Any such modi3cation or reformulation may be signi3cant. A reconciliation of OIBD to net earnings (loss) from continuing operations and to net cash provided by (used in) operating activities, which we believe to be the closest Canadian GAAP performance and liquidity measures to OIBD, is set forth in the “Supplemental Information on Non-GAAP Measures” section.

4 ° CASCADES ° MANAGEMENT’S DISCUSSION & ANALYSIS ° RESULTS ANALYSIS TO OUR SHAREHOLDERS CASCADES REPORTS SECOND QUARTER RESULTS • Net earnings per share of $0.22 compared to net earnings per share of $0.00 in the previous quarter and $0.28 in the same period of last year (excluding speci3c items). • Operating income before depreciation and amortization (OIBD) excluding speci3c items of $107 million, up 37% in comparison to Q1 2010. OIBD excluding speci3c items amounted to $121 million in the second quarter of 2009. • Cash 3ow from operations (adjusted) of $71 million compared to $38 million in the 3rst quarter of 2010 and $81 million in the same period of last year. • Improved business conditions and increased demand and selling prices in both North America and Europe. • Total shipments up 3% compared to the 3rst three months of the year and up 9% compared to the second quarter of 2009 (excluding the impact of acquisitions). • Buy-back of 325,463 shares at an average price of $6.66 for a total amount of approximately $2.2 million. • Launch of a new antibacterial tissue hand towel, a world 3rst in terms of hand hygiene. FINANCIAL HIGHLIGHTS SELECTED CONSOLIDATED INFORMATION (in millions of Canadian dollars, except amounts per share) Q2 2010 Q2 2009 Q1 2010 Sales 998 981 942 Excluding speci3c items1 Operating income before depreciation and amortization (OIBD) 107 121 78 Operating income 56 66 23 Net earnings attributable to shareholders for the period 21 28 —per common share $0.22 $0.28 $— Cash 3ow from operations (adjusted) 71 85 41 As reported Operating income before depreciation and amortization (OIBD)1 101 130 82 Operating income 50 75 27 Net earnings attributable to shareholders for the period 21 30 —per common share $0.22 $0.30 $— Cash 3ow from operations (adjusted)1 71 81 38 Note 1 — see the supplemental information on non-GAAP measures note on page 3. As anticipated, we experienced a signi3cant rebound in pro3tability compared to the previous quarter mostly as a result of the momentum in pricing and volumes in our different business units. All our segments delivered improved results as they bene3ted from selling price increases implemented during or prior to the second quarter. In addition, stronger demand combined with seasonal pick-up impacted positively our operational ef3ciency and 3nancial results. In fact, during the quarter our overall operating rate reached 96%, the highest it’s been in three years. It is also important to note that these results were achieved despite the slow economic recovery as well as higher recycled 3bre costs and Canadian dollar, up approximately 90% and 14% respectively compared to the same period last year. Alain Lemaire President and Chief Executive Of3cer

CASCADES ° MANAGEMENT’S DISCUSSION & ANALYSIS ° RESULTS ANALYSIS ° 5 THE BUSINESS ENVIRONMENT IN THE SECOND QUARTER OF 2010 EXCHANGE RATES AND ENERGY COSTS Cascades’ results are impacted by Canadian dollar and Euro 3uctuations against the U.S. dollar, as well as by energy prices. In the second quarter of 2010, the Canadian currency continued to appreciate and compared to the same quarter of last year, its average value relative to the American dollar was 14% higher. Moreover, the Euro signi3cantly depreciated due to the economic uncertainty in Europe. EXCHANGE RATES ENERGY PRICES 1.10 1.60 14.00 130 1.55 1.05 12.00 1.50 110 1.00 1.45 10.00 1.40 90 0.95 1.35 8.00 0.90 Bloomberg Bloomberg 1.30 70 6.00 0.85 1.25 1.20 50 0.80 4.00 1.15 0.75 1.10 2.00 30 JAN APR JULY OCT JAN APR JULY OCT JAN APR JAN APR JULY OCT JAN APR JULY OCT JAN APR 08 08 08 08 09 09 09 09 10 10 08 08 08 08 09 09 09 09 10 10 (US$/CAN$) (US$/EURO) Natural gas (US$/mmBtu) Crude oil (US$/barrel) As for energy costs, the second quarter was quite different for crude oil and natural gas. The price of natural gas decreased by 23% compared to the previous quarter while crude oil cost remained relatively stable. Compared to second quarter of 2009, crude oil costs increased by 48% while the natural gas spot price rose by 17%. 2008 2009 2010 Change Change Change Change AVERAGE AVERAGE AVERAGE AVERAGE AVERAGE AVERAGE AVERAGE AVERAGE AVERAGE Q2 2010 Q2 2010 Q2 2010 Q2 2010 Q2 2009 Q2 2009 Q1 2010 Q1 2010 Q1 Q2 Q3 Q4 Q1 Q2 (unit) (%) (unit) (%) Foreign exchange rates-average CAN$/US $1.067 1.245 1.167 1.097 1.056 1.142 1.041 1.028 1.034 -0.140 -12% -0.013 -1% US$/CAN $0.937 0.803 0.857 0.911 0.947 0.876 0.961 0.973 0.967 0.116 14% 0.012 1% US$/EURO 1.471 1.306 1.364 1.430 1.477 1.393 1.384 1.272 1.328 -0.091 -7% -0.112 -8% Energy prices-average Natural gas Henry Hub (US$/mmBtu) 9.03 4.89 3.50 3.39 4.17 3.99 5.30 4.09 4.70 0.59 17% -1.21 -23% Crude oil WTI (US$/barrel) 104.42 37.18 52.41 68.06 75.79 58.36 76.75 77.57 77.16 25.16 48% 0.82 1% Source: Bloomberg

6 ° CASCADES ° MANAGEMENT’S DISCUSSION & ANALYSIS ° RESULTS ANALYSIS DEMAND 3,250 110 U.S. CONTAINERBOARD INDUSTRY PRODUCTION 105 AND CAPACITY UTILIZATION ON RATE 3,000 100 U.S. PRODUCTION AND CAPACITY UTILIZATION RATE 2,750 95 STAYED RELATIVELY STABLE COMPARED TO THE PREVIOUS 2,500 90 QUARTER DESPITE THE FACT THAT MANY PRODUCERS 85 TOOK DOWNTIME FOR ANNUAL MAINTENANCE. RELATIVE 2,250 80 TO THE SECOND QUARTER OF LAST YEAR, THE INDUSTRY’S RISI 2,000 PRODUCTION INCREASED BY 8%. 75 Source: 1,750 70 JAN APR JULY OCT JAN APR JULY OCT JAN APR 08 08 08 08 09 09 09 09 10 10 Total production (‘000 s.t.) Capacity utilization rate (%) 2.8 5.5 U.S. CONTAINERBOARD INVENTORIES AT BOX PLANTS AND MILLS 2.6 5.0 IN THE SECOND QUARTER, INVENTORIES CONTINUED 2.4 4.5 TO DECLINE AND REACHED NEW LOWS WHILE DEMAND FOR CORRUGATED BOXES WAS 6% AND 5% HIGHER IN 2.2 4.0 COMPARISON TO Q1 2010 AND Q2 2009 RESPECTIVELY. 2.0 3.5 Source: 1.8 3.0 JAN APR JULY OCT JAN APR JULY OCT JAN APR 08 08 08 08 09 09 09 09 10 10 Millions of short tons (‘000 s.t.) Weeks of supply 190 105 U.S. FOLDING COATED RECYCLED BOXBOARD 180 100 INDUSTRY PRODUCTION AND CAPACITY 170 95 UTILIZATION RATE1 DEMAND IN THE NORTH AMERICAN COATED RECYCLED 160 90 BOXBOARD INDUSTRY REMAINED STRONG AND THE U.S. 150 85 PRODUCTION WAS UP 3% IN THE SECOND QUARTER OF 140 80 2010 COMPARED TO THE SECOND QUARTER OF 2009. RISI 130 75 120 70 1 Capacity estimated by Cascades. JAN APR JULY OCT JAN APR JULY OCT JAN APR 08 08 08 08 09 09 09 09 10 10 Total production (‘000 s.t.) Capacity utilization rate (%)

CASCADES ° MANAGEMENT’S DISCUSSION & ANALYSIS ° RESULTS ANALYSIS ° 7 80,000 EUROPEAN ORDER INFLOW OF RECYCLED 70,000 WHITE-LINED CHIPBOARD (5-WEEK WEEKLY MOVING AVERAGE) (M.T.) 60,000 IN EUROPE, DEMAND FOR BOTH COATED VIRGIN AND 50,000 RECYCLED BOXBOARD GRADES WAS ALSO VERY HEALTHY. THE INDUSTRY’S ORDER INFLOW WAS 28% HIGHER 40,000 CEPI Cartonboard THAN THE SAME PERIOD OF LAST YEAR. 30,000 20,000 1 4 7 10 13 16 19 22 25 28 31 34 37 40 43 46 49 52 2008 2009 2010 100 U.S. TISSUE PAPER INDUSTRY PRODUCTION 700 98 (PARENT ROLLS) AND CAPACITY UTILIZATION RATE 675 96 TISSUE PAPER DEMAND AND PRODUCTION INCREASED 650 94 RELATIVE TO Q1 2010. THE U.S. INDUSTRY’S OPERATING 625 92 RATE AMOUNTED TO 95% COMPARED TO 92% IN THE SAME 90 QUARTER OF LAST YEAR. 600 RISI 88 575 86 550 84 JAN APR JULY OCT JAN APR JULY OCT JAN APR 08 08 08 08 09 09 09 09 10 10 Total production (‘000 s.t.) Capacity utilization rate (%) 1,700 125 U.S. RECYCLED FIBRE EXPORTS TO CHINA 100 (ALL GRADES) 1,500 75 THE PRICE OF RECYCLED FIBRES IS GREATLY INFLUENCED 1,300 BY THE EXPORTS TO CHINA. AFTER A STRONG REBOUND 50 1,100 IN THIS COUNTRY IN 2009, AND FOLLOWING A SHARP 25 INCREASE IN RECYCLED FIBRE COSTS, DEMAND EASED 900 0 SLIGHTLY IN THE FIRST SIX MONTHS OF 2010. RISI 700 — 25 500 — 50 JAN APR JUIL OCT JAN APR JUIL OCT JAN APR 08 08 08 08 09 09 09 09 10 10 Exports (‘000 s.t.) Annual change (%)

8 ° CASCADES ° MANAGEMENT’S DISCUSSION & ANALYSIS ° RESULTS ANALYSIS On the selling price front, prices continued to increase in our North American and European packaging operations while demand continued to improve, operating rates remained high and inventories low. In fact, additional price hikes were implemented during the quarter. Other increases are also announced for the third quarter in the North American containerboard and boxboard sectors. In our tissue segment, parent roll prices started to rise. SELLING PRICES AND RAW MATERIAL COSTS Due to a rebound in generation, the cost of recycled 3bre (the main raw material used for manufacturing by Cascades) fell after hitting a peak in March. The price of sorted of3ce paper decreased by 12% relative to the 3rst quarter of 2010. In contrast, following the earthquake in Chile, the cost of virgin pulp drastically increased during the second quarter of 2010. Compared to the same period of last year, costs of recycled 3bre and virgin pulp were signi3cantly higher. The following graph and table show the historical 3uctuation of average benchmark list prices for some of our key products, as well as for woodchips and some grades of recycled paper and virgin pulp used in the manufacturing process. Selling prices and raw materials 3uctuate considerably and are heavily in3uenced by economic conditions and foreign demand. These list prices could differ from the Company’s purchase costs and actual selling prices. In the second quarter of 2010, the average spread between our selling price and our raw material indices increased by 10% compared to the 3rst quarter of 2010. In comparison to the same period of last year, the spread was 14% lower. CASCADES NORTH AMERICAN SELLING PRICE AND RAW MATERIAL COST INDICES (US$) 1,250 750 1,200 650 1,150 550 1,100 450 1,050 350 1,000 950 250 900 150 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 08 08 08 08 09 09 09 09 10 10 Selling prices index1 (US$) Raw materials index 2 (US$) 1 The Cascades North American selling prices index represents an approximation of the Company’s manufacturing selling prices in North America (excluding converting). It is weighted according to shipments and is based on the average selling price of our North American manufacturing operations of boxboard, containerboard, specialty products and tissue paper. It considers the change in the mix of products sold. This index should only be used as a trend indicator. 2 The Cascades North American raw materials index is based on publication prices and the average weighted cost paid for some of our manufacturing raw materials, namely recycled fibre, virgin pulp and woodchips, in North America. It is weighted according to purchase volume. This index should only be used as a trend indicator, as it may differ from our actual manufacturing purchasing costs and our purchase mix.

CASCADES ° MANAGEMENT’S DISCUSSION & ANALYSIS ° RESULTS ANALYSIS ° 9 2008 2009 2010 Change Change Change Change AVERAGE AVERAGE AVERAGE AVERAGE AVERAGE AVERAGE AVERAGE AVERAGE AVERAGE Q2 2010 Q2 2010 Q2 2010 Q2 2010 These indexes should only be used as indicator of trends and they might be Q2 2009 Q2 2009 Q1 2010 Q1 2010 different than our actual selling prices or purchasing costs. Q1 Q2 Q3 Q4 Q1 Q2 (unit) (%) (unit) (%) SELLING PRICES Cascades North American US$ index (index 2005 = 1,000)1 1,198 1,170 1,121 1,080 1,070 1,110 1,126 1,180 1,153 59 5% 54 5% PACKAGING Boxboard North America (US$/ton) Recycled boxboard — 20pt. Clay coated news (transaction) 764 768 745 743 759 754 790 825 808 80 11% 35 4% Europe (euro/tonne) Recycled white-lined chipboard (GD2) index2 649 628 603 590 585 601 590 634 612 31 5% 44 7% Virgin coated duplex boxboard (GC2) index3 994 1,006 988 970 966 982 973 1,010 992 22 2% 37 4% Containerboard (US$/ton) Linerboard 42-lb. unbleached kraft, East US (transaction) 582 578 543 537 530 547 580 640 610 97 18% 60 10% Corrugating medium 26-lb. Semichemical, East U.S. (transaction) 561 548 513 507 500 517 550 610 580 97 19% 60 11% Specialty products (US$/ton, tonne for deinked pulp) Recycled boxboard — 20pt. Bending chip (transaction) 601 600 555 548 555 565 575 625 600 70 13% 50 9% Deinked pulp (f.o.b; U.S. air-dried & wet-lap, post-consumer) 740 585 570 595 653 601 708 752 730 182 32% 44 6% Unbleached kraft paper, Grocery bag 30-lb. 958 937 920 920 927 926 960 1,020 990 100 11% 60 6% Uncoated white 50-lb. offset, rolls 914 897 845 822 855 855 868 917 892 72 9% 49 6% TISSUE PAPERS Cascades Tissue papers (index 1999 = 1,000)4 1,581 1,615 1,628 1,605 1,628 1,617 1,617 1,623 1,620 -5 —% 6 —% RAW MATERIALS Cascades North American US$ index (index 2005 = 300)5 379 206 220 280 324 258 426 409 418 188 85% -18 -4% RECYCLED PAPER North America (US$/ton) Corrugated containers, no. 11 (New England) 114 43 59 84 88 68 149 146 147 87 147% -3 -2% Special news, no. 8 (ONP — Chicago & NY average) 115 32 45 65 83 56 90 92 91 47 104% 2 2% Sorted of3ce papers, no. 37 (SOP — Chicago & NY average) 188 90 90 125 174 120 225 198 211 108 120% -27 -12% Europe (euro/tonne) Recovered mixed paper & board sorted index6 55 12 21 35 44 28 68 73 70 52 248% 5 7% VIRGIN PULP (US$/tonne) Bleached softwood kraft Northern, East U.S. 857 677 643 733 820 718 880 993 937 350 54% 113 13% Bleached hardwood kraft Northern mixed, East U.S. 788 595 532 603 706 609 776 908 842 376 71% 132 17% WOODCHIPS — Conifer eastern Canada (US$/odmt) 132 111 118 124 131 121 125 121 123 3 3% -4 -3% Sources: RISI, EUWID, Random Lengths, Dow Jones and Cascades. 1 See note 1 page 8. 2 The Cascades recycled white-lined chipboard selling prices index represents an approximation of Cascades’ recycled grade selling prices in Europe. It is weighted by country. For each country, we use an average of PPI Europe and EUWID prices for white-lined chipboard. 3 The Cascades virgin coated duplex boxboard selling prices index represents an approximation of Cascades’ virgin grade selling prices in Europe. It is weighted by country. For each country, we use an average of PPI Europe and EUWID prices for coated duplex boxboard. 4 The Cascades tissue paper selling prices index represents a mix of primary and converted products, and is based on the product mix at the end of 2006. 5 See note 2 page 8. 6 The Cascades sorted recovered mixed paper & board prices index represents an approximation of Cascades’ recovered paper purchase prices in Europe. It is weighted by country. For each country, we use an average of PPI Europe and EUWID prices for recovered mixed paper and board.

10 ° CASCADES ° MANAGEMENT’S DISCUSSION & ANALYSIS ° RESULTS ANALYSIS MANAGEMENT’S DISCUSSION & ANALYSIS FINANCIAL OVERVIEW Fiscal 2009 was a very successful year in terms of pro3tability as we bene3ted, during the 3rst half of the year, from lower energy and recycled 3bre prices and a weaker Canadian dollar. The second half of 2009 saw the Canadian dollar returning toward parity and recycled 3bre signi3cantly increasing. These negative impacts were offset by stronger volume and better operational ef3ciencies which led to lower production costs. In 2009, the Company also completed the refinancing of its US-denominated debt with new unsecured senior notes of CAN$200 million and US$750 million with maturities of 2016 through 2020. The proceeds of these new notes were used to repurchase almost all of our existing senior notes of US$896 million maturing in 2013. This re3nancing was achieved at an average interest rate yield of 8%. In 2010, recycled 3bre prices continued their signi3cant rise at a pace rarely seen before and reached their peak last March. These rapid increases put pressure on our operating margin as selling price increases announced during the second quarter of the year as well as higher shipments in most of our sectors were not suf3cient to offset this negative impact during the 3rst six months. Selling price increases are still being implemented and others have been announced in many of our sectors while the old corrugated container price (OCC), our main raw material used, is expected to continue its decline. These should positively contribute to our results for the second half of the year. In the second quarter of 2010, the Company posted net earnings of $21 million, or $0.22 per share, compared to net earnings of $30 million, or $0.30 per share, in 2009. Sales in 2010 increased by $17 million, or 1.7%, to reach $998 million, compared to $981 million in 2009. Operating income reached $50 million, compared to $75 million in 2009. Excluding speci3c items, operating income decreased by $10 million to $56 million, compared to $66 million in 2009 (see “Supplemental Information on Non-GAAP Measures” for reconciliation of these amounts). During the 3rst six months of 2010, the Company posted net earnings of $21 million, or $0.22 per share, compared to net earnings of $67 million, or $0.68 per share in 2009. Sales in 2010 decreased by $11 million, or 0.6%, to $1.940 billion compared to $1.951 billion in 2009. Operating income reached $77 million in 2010 compared to $124 million in 2009. Excluding speci3c items, operating income stood at $79 million in 2010 compared to $119 million in 2009, a decrease of $40 million or 33.6% (see ”Supplemental Information on Non-GAAP Measures” for reconciliation of these amounts).

CASCADES ° MANAGEMENT’S DISCUSSION & ANALYSIS ° RESULTS ANALYSIS ° 11 KEY PERFORMANCE INDICATORS In order to achieve our long-term objectives while also monitoring our action plan, we use several key performance indicators, including the following: 2008 2009 2010 Total Q1 Q2 Q3 Q4 Total Q1 Q2 Total OPERATIONAL9 Total shipments (in ‘000 of s.t.) Packaging Boxboard 1,093 250 255 251 268 1,024 278 294 572 Containerboard 1,374 260 286 303 292 1,141 305 299 604 Specialty products1 458 108 112 118 114 452 118 119 237 2,925 618 653 672 674 2,617 701 712 1,413 Tissue Papers2 471 106 109 120 124 459 119 131 250 Total 3,396 724 762 792 798 3,076 820 843 1,663 Integration rate — % Packaging Boxboard (North America) 31% 28% 30% 34% 27% 30% 29% 30% 29% Containerboard (North America) 60% 66% 65% 65% 66% 66% 61% 68% 64% Specialty products (paper only) 9% 11% 10% 11% 12% 11% 15% 14% 15% Tissue Papers2 54% 60% 60% 56% 54% 57% 56% 56% 56% Total 46% 48% 49% 49% 48% 49% 47% 51% 49% Capacity utilization rate3 — % Packaging Boxboard 83% 86% 89% 86% 92% 88% 97% 103% 100% Containerboard 92% 73% 82% 91% 90% 84% 94% 95% 94% Specialty products (paper only) 83% 79% 82% 86% 81% 82% 85% 85% 85% Tissue Papers4 94% 92% 89% 92% 89% 91% 93% 95% 94% Total 88% 81% 85% 89% 89% 86% 93% 96% 95% Energy cons.5 — GJ/ton 10.09 10.82 9.86 8.76 9.74 9.58 10.46 9.47 9.97 Work accidents — OSHA frequency rate 6.48 6.25 5.1 5.3 5.0 5.41 4.9 5.26 5.08 FINANCIAL9 Return on assets (%)6 Packaging Boxboard 3% 5% 7% 9% 11% 11% 11% 12% 12% Containerboard 9% 9% 10% 10% 10% 10% 10% 10% 10% Specialty products 11% 12% 13% 13% 13% 13% 14% 14% 14% Tissue papers 18% 22% 26% 28% 27% 27% 23% 19% 19% Consolidated return on assets (%) 7.8% 8.9% 10.4% 11.4% 11.9% 11.9% 11.4% 11.1% 11,1% Working capital7 In millions of $, at end of period 664 662 645 593 552 552 548 606 606% of sales8 16.5% 16.4% 16.1% 15.0% 14.2% 14.2% 14.2% 15.7% 15.7% 1 Industrial packaging and specialty papers shipments. 2 Starting in Q3 2009, shipments take into account the acquisition of Atlantic Packaging Products Ltd. 3 De3ned as: Shipments/Practical capacity. Paper manufacturing only. 4 De3ned as: Manufacturing internal and external shipments/Practical capacity. Tissue practical capacity represents 85% of its theoretical capacity. During the second quarter of 2009, the theoretical capacity had been reviewed and revised upward. Prior to the review, the practical capacity was 80% of the theoretical capacity. Since August 31, 2009, it includes the new capacity resulting from the acquisition of Atlantic Packaging tissue assets. 5 Average energy consumption for manufacturing mills only. 6 Return on assets is a non-GAAP measure and is de3ned as the last twelve months (“LTM”) OIBD excluding speci3c items/LTM Average of total assets. 7 Working capital includes accounts receivable plus inventories less accounts payable. It excludes the unpaid provision for closure and restructuring costs in the amount of $11 million as at June 30, 2010 ($13 million as at December 31, 2009). It also excludes the current portion of derivative 3nancial instrument assets in the amount of $1 million as at June 30, 2010 ($9 million as at December 31, 2009), $2 million of other liabilities in 2010 ($2 million as at December 31, 2009), the net income taxes receivable in the amount of $7 million ( $12 million as at December 31, 2009) and the current portion of net future tax asset in the amount of $2 million as at June 30, 2010 ($- million as at December 31, 2009). 8% of sales = Working capital end of period/LTM sales. 9 Certain comparative 3gures have been adjusted to conform to the new basis of calculation adopted in 2010.

12 ° CASCADES ° MANAGEMENT’S DISCUSSION & ANALYSIS ° RESULTS ANALYSIS HISTORICAL FINANCIAL INFORMATION 2008 2009 2010 (In millions of Canadian dollars, unless otherwise noted) Q3 Q4 Total Q1 Q2 Q3 Q4 Total Q1 Q2 Total Sales Packaging Boxboard 332 331 1,323 336 336 321 320 1,313 310 319 629 Containerboard 318 293 1,203 263 275 272 252 1,062 255 271 526 Specialty products 224 209 860 186 188 195 200 769 215 220 435 Inter-segment sales (28) (19) (100) (13) (15) (17) (22) (67) (29) (28) (57) 846 814 3,286 772 784 771 750 3,077 751 782 1,533 Tissue Papers 205 228 787 211 207 210 212 840 198 220 418 Inter-segment sales and Corporate activities (12) (22) (56) (13) (10) (7) (10) (40) (7) (4) (11) 1,039 1,020 4,017 970 981 974 952 3,877 942 998 1,940 Operating income (loss) from continuing operations Packaging Boxboard (12) (27) (75) 3 10 3 (24) (8) 9 14 23 Containerboard 7 3 40 19 23 26 14 82 12 21 33 Specialty products 12 12 31 5 13 13 9 40 9 11 20 7 (12) (4) 27 46 42 (1) 114 30 46 76 Tissue Papers 13 32 54 30 33 29 24 116 8 14 22 Corporate activities (3) (23) (34) (8) (4) 5 (9) (16) (11) (10) (21) 17 (3) 16 49 75 76 14 214 27 50 77 OIBD excluding speci3c items1 Packaging Boxboard 10 11 33 24 32 26 33 115 23 29 52 Containerboard 32 31 130 36 38 41 30 145 28 39 67 Specialty products 21 22 67 13 20 22 19 74 18 20 38 63 64 230 73 90 89 82 334 69 88 157 Tissue Papers 22 41 90 39 42 38 35 154 19 24 43 Corporate activities 3 (9) (14) (5) (11) — (7) (23) (10) (5) (15) 88 96 306 107 121 127 110 465 78 107 185 Net earnings (loss) (7) (18) (54) 37 30 34 (41) 60 — 21 21 Excluding speci3c items1 6 18 4 21 28 35 26 110 — 21 21 Net earnings (loss) per share (in dollars) Basic $(0.07) $(0.19) $(0.55) $0.38 $0.30 $0.35 $(0.42) $0.61 $— $0.22 $0.22 Basic, excluding speci3c items1 $0.06 $0.18 $0.04 $0.22 $0.28 $0.36 $0.27 $1.13 $— $0.22 $0.22 Cash 3ow from operations (adjusted)1 43 59 155 68 81 94 62 305 38 71 109 Excluding speci3c items 47 68 183 70 85 95 77 327 41 71 112 Cascades North American US$ selling price index (2005 index = 1,000)2 1,213 1,212 1,198 1,170 1,121 1,080 1,070 1,110 1,126 1,180 1,153 Cascades North American US$ raw materials index (2005 index = 300)3 404 282 379 206 220 280 324 258 426 409 418 US$/CAN$ $0.96 $0.82 $0.94 $0.80 $0.86 $0.91 $0.95 $0.88 $0.96 $0.97 $0.97 Natural Gas Henry Hub — US$/mmBtu $10.24 $6.94 $9.03 $4.89 $3.50 $3.39 $4.17 $3.99 $5.30 $4.09 $4.70 Return on assets (%)4 7.5% 7.8% 7.8% 8.9% 10.4% 11.4% 11.9% 11.9% 11.4% 11.1% 11.1% Source: Bloomberg and Cascades 1 See “Supplemental Information on Non-GAAP Measures.” 2 See note 1 page 8. 3 See note 2 page 8. 4 Return on assets is a non-GAAP measure, de3ned as LTM OIBD excluding speci3c items/LTM average of total assets.

CASCADES ° MANAGEMENT’S DISCUSSION & ANALYSIS ° RESULTS ANALYSIS ° 13 FINANCIAL RESULTS FOR THE 3-MONTH PERIODS ENDED JUNE 30, 2010 AND 2009 Sales Sales rose by $17 million to $998 million versus $981 million in 2009. Net average selling prices in U.S. dollars increased in all of our segments but were more than offset by the 14% appreciation of the Canadian dollar over the U.S. dollar which had a negative impact on our selling price in Canadian dollars. Sales were also positively impacted by higher shipments in all our segments. Shipments in 2010 were 11% higher than 2009 as our manufacturing and converting units increased their volume by 13% and 7% respectively. Operating income The Company’s operating income generated $50 million in operating income in 2010 compared to $75 million in 2009, resulting mainly from higher raw materials costs. This negative impact was partly offset by higher shipments for all segments of the Company, cost improvements, particularly labour and freight costs, as well as higher selling prices. The operating income margin fell for the quarter to 5% compared to 7.6% in 2009. Excluding speci3c items, the operating income stood at $56 million in 2010, compared to $66 million in 2009, a decrease of $10 million, or 15.2%. The main variances in operating income in 2010 compared to 2009 are shown below: 200 11 (1) (5) (67) 180 21 160 27 55 (9) 140 121 120 107 (6) (51) 100 75 80 50 60 40 20 0 4 3 2 1 4 Depreciationamortization of$ materials Depreciationamortization items Costs Variation items income Volume Selling Energy income Q2 2009Operating Speci3c the CAN Speci3c Q2 2010Operating Q2 2009 OIBD improvements& other items price & mix Raw Q2 2010 OIBD & & 1 The impacts of these estimated costs are based on production costs per unit, which are affected by yield, product mix changes and purchase and transfer prices. In addition to market pulp and recycled 3bre, they include purchases of external boards and parent rolls for the converting sector, and other raw materials such as plastics and woodchips. 2 The estimated impact of the exchange rate is based only on the Company’s export sales less purchases that are impacted by the exchange rate 3uctuations, mainly the CAN$/US$ variation. It also includes the impact of the exchange rate on the Company’s working capital items and cash position. 3 Cost improvements and other items include the impact of variable costs based on production costs per unit, which are affected by downtimes, ef3ciencies and product mix changes. It also includes all other costs, such as repair and maintenance, selling and administration, pro3t-sharing and change in operating income for operating units that are not in the manufacturing and converting sectors. Operating income of businesses acquired or disposed are also included. 4 Excluding speci3c items. The operating income variance analysis by segment is shown in each business segment review (refer to pages 18 to 25).

14 ° CASCADES ° MANAGEMENT’S DISCUSSION & ANALYSIS ° RESULTS ANALYSIS FINANCIAL RESULTS FOR THE 6-MONTH PERIODS ENDED JUNE 30, 2010 AND 2009 Sales Sales decreased by $11 million to $1.940 billion versus $1.951 billion in 2009. Net average selling prices in U.S. dollars rose in all of our segments but were more than offset by the 17% appreciation of the Canadian dollar against the U.S. dollar which had a negative impact on our selling price in Canadian dollars. Also, as the general economic environment kept improving, shipments were 12% higher compared to 2009 as our manufacturing and converting units increased their volume by 17% and 6% respectively. Each of our business segment volumes increased in 2010 over 2009 due to a better economic environment and strong customer orders in anticipation of announced price increases, mainly in Europe. Operating income The Company’s operating income decreased to $77 million in 2010 compared to $124 million in 2009, due to higher raw materials costs, the appreciation of the Canadian dollar against the U.S. dollar and the euro as well as unfavourable selling prices and mix. These negative impacts were partly offset by higher shipments for all segments of the Company, costs improvement, particularly labour and freight costs, and lower energy price. The operating income margin fell for the year to 4% compared to 6.4% in 2009. Excluding speci3c items, the operating income stood at $79 million in 2010, compared to $119 million in 2009, a decline of $40 million, or 33.6%. The main variances in operating income in 2010 compared to 2009 are shown below: 400 57 4 (32) 350 (33) 61 (100) 300 109 (5) 228 250 185 (2) (106) 200 150 124 100 77 50 0 4 3 2 1 4 Q2 2009 income Depreciationamortization Volume Costs Energy Selling $ materials Depreciationamortization Q2 2010 income Operating the CAN Operating improvements& other items price & mix Variation of Raw & Speci3c items Q2 2009 OIBD Q2 2010 OIBD Speci3c items & For note 1 to 4, see de3nition on page 13. The operating income variance analysis by segment is shown in each business segment review (refer to pages 18 to 25).

CASCADES ° MANAGEMENT’S DISCUSSION & ANALYSIS ° RESULTS ANALYSIS ° 15 SPECIFIC ITEMS INCLUDED IN OPERATING INCOME The Company incurred some speci3c items in 2010 and 2009 that adversely or positively affected its operating results. We believe that it is useful for readers to be aware of these items, as they provide a measure of performance with which to compare the Company’s results between periods, notwithstanding these speci3c items. The reconciliation of the speci3c items by business group is as follows: For the 3-month period ended June 30 2010 Specialty Corporate (in millions of Canadian dollars) Boxboard Containerboard Products Tissue Papers Activities Consolidated Operating income (loss) 14 21 11 14 (10) 50 Depreciation and amortization 15 17 9 9 1 51 Operating income (loss) before depreciation and amortization 29 38 20 23 (9) 101 Speci3c items : Gains on disposal and others — — — — — —Impairment loss — — — — — —Closure and restructuring costs — — — — — —Unrealized loss (gain) on 3nancial instruments — 1 — 1 4 6 — 1 — 1 4 6 Operating income (loss) before depreciation and amortization — excluding speci3c items 29 39 20 24 (5) 107 Operating income (loss) — excluding speci3c items 14 22 11 15 (6) 56 For the 3-month period ended June 30 2009 Specialty Corporate (in millions of Canadian dollars) Boxboard Containerboard Products Tissue Papers Activities Consolidated Operating income (loss) 10 23 13 33 (4) 75 Depreciation and amortization 19 16 9 9 2 55 Operating income (loss) before depreciation and amortization 29 39 22 42 (2) 130 Speci3c items : Gains on disposal and others 3 — (2) — — 1 Impairment loss — — — — — —Closure and restructuring costs — 3 — — — 3 Unrealized loss (gain) on 3nancial instruments — (4) — — (9) (13) 3 (1) (2) — (9) (9) Operating income (loss) before depreciation and amortization - excluding speci3c items 32 38 20 42 (11) 121 Operating income (loss) — excluding speci3c items 13 22 11 33 (13) 66

16 ° CASCADES ° MANAGEMENT’S DISCUSSION & ANALYSIS ° RESULTS ANALYSIS For the 6 -month period ended June 30 2010 Specialty Corporate (in millions of Canadian dollars) Boxboard Containerboard Products Tissue Papers Activities Consolidated Operating income (loss) 23 33 20 22 (21) 77 Depreciation and amortization 29 36 18 20 3 106 Operating income (loss) before depreciation and amortization 52 69 38 42 (18) 183 Speci3c items : Gains on disposal and others — — — — — —Impairment loss — — — — — —Closure and restructuring costs — — — — — —Unrealized loss (gain) on 3nancial instruments — (2) — 1 3 2 — (2) — 1 3 2 Operating income (loss) before depreciation and amortization — excluding speci3c items 52 67 38 43 (15) 185 Operating income (loss) — excluding speci3c items 23 31 20 23 (18) 79 For the 6-month period ended June 30 2009 Specialty Corporate (in millions of Canadian dollars) Boxboard Containerboard Products Tissue Papers Activities Consolidated Operating income (loss) 13 42 18 63 (12) 124 Depreciation and amortization 38 32 17 18 4 109 Operating income (loss) before depreciation and amortization 51 74 35 81 (8) 233 Speci3c items : Gains on disposal and others 3 — (2) — — 1 Impairment loss — 3 — — — 3 Closure and restructuring costs 2 3 — — — 5 Unrealized loss (gain) on 3nancial instruments — (6) — — (8) (14) 5 — (2) — (8) (5) Operating income (loss) before depreciation and amortization — excluding speci3c items 56 74 33 81 (16) 228 Operating income (loss) — excluding speci3c items 18 42 16 63 (20) 119

CASCADES ° MANAGEMENT’S DISCUSSION & ANALYSIS ° RESULTS ANALYSIS ° 17 GAINS ON DISPOSAL AND OTHERS In 2010 and 2009, the Company recorded the following gain and losses: (in millions of Canadian dollars) Q2 2010 Q2 2009 2010 2009 Gains on disposal of property, plant and equipment — (2) — (2) Pension plan — partial curtailment — 3 — 3 — 1 — 1 IMPAIRMENT CHARGES, CLOSURE AND RESTRUCTURING COSTS The following impairment charges, closure and restructuring costs were recorded in 2010 and 2009: Q2 2010 Q2 2009 2010 2009 Closure and Closure and Closure and Closure and Impairment restructuring Impairment restructuring Impairment restructuring Impairment restructuring (in millions of Canadian dollars) Charges costs Charges costs Charges costs Charges costs Boxboard — Dopaco (Bakers3eld) — — — — — — — 1 Boxboard — Corporate — — — — — — — 1 Containerboard — Converting — — — 3 — — 3 3 — — — 3 — — 3 5 FOR THE 6 MONTHS ENDED JUNE 30, 2009 • Following the closure of its Dopaco converting plant located in Bakers3eld, California, in 2008, the Company recorded a charge of $1 million in the 3rst quarter to terminate the lease of the building used for the Bakers3eld operations. • During the 3rst quarter, the Company also recorded an additional charge of $1 million following the closure of its Toronto recycled boxboard mill in 2008. • In April 2009, the Company announced the closure of its Québec City-based corrugated products plant and recorded an impairment charge of $3 million on property, plant and equipment, and on inventories in the 3rst quarter. Following this announcement, the Company recorded a severance charge of $2 million during the second quarter. • In the second quarter, the Company incurred restructuring charges totalling $1 million in the Containerboard converting sector. DERIVATIVE FINANCIAL INSTRUMENTS During the second quarter of 2010, the Company recorded an unrealized loss of $6 million (2009 — $13 million gain) on certain 3nancial instruments that were not designated as hedging instruments (unrealized loss of $2 million for the 3rst half of the year (2009 — $14 million gain)). More speci3cally, the 2010 loss for the 3rst half of the year includes a $3 million loss (2009 — $9 million gain) on 3nancial instruments of currency hedging as well as a gain of $1 million (2009 — gain of $6 million) on commodity 3nancial instruments and a net loss of $1 million on other derivative 3nancial instruments such as currency hedging in 2009. BUSINESS HIGHLIGHTS Over the past two years, the Company 3nalized several transactions (closure or sale of certain operating units and acquisitions) in order to optimize its asset base and streamline its cost structure. The following transactions that occurred in 2009 and 2010 should be taken into consideration when reviewing the overall or segmented analysis of the Company’s results: CLOSURE, RESTRUCTURING AND DISPOSAL CONTAINERBOARD GROUP 1) In 2008 and 2009, the Company carried out a general review of its labour cost structure, which led to approximately 600 layoffs in its converting facilities in Canada and the United States. 2) At the beginning of the second quarter of 2009, the Company announced the closure of its Québec City-based corrugated products plant. This closure took place gradually through November 2009.

18 ° CASCADES ° MANAGEMENT’S DISCUSSION & ANALYSIS ° RESULTS ANALYSIS BUSINESS ACQUISITIONS TISSUE GROUP 3) On March 10, 2010, the Company acquired the converting tissue business of Atlas Paper Bag Company Ltd., based in Ontario. 4) On August 31, 2009, the Company acquired the tissue business assets of Atlantic Packaging Products Ltd., based in Ontario. SPECIALTY PRODUCTS GROUP 5) In the third quarter of 2009, the Company acquired U.S. based Yorkshire Paper Corporation as well as the Canadian recovery assets of Sonoco Recycling. In the fourth quarter of 2009, this group acquired the uncoated partition board manufacturing assets of Les Emballages GAB Ltée, located in Québec. BUSINESS SEGMENT REVIEW See “Appendix — Information for the 6-month Periods ended June 30, 2010 and 2009” for more details on the comparative cumulative results. PACKAGING — BOXBOARD Shipments1 Average selling price Average selling price Price reference Sales Operating income (loss) OIBD (in thousands (in Canadian (in U.S. dollars (in U.S. dollars (in millions of dollars) (in millions of dollars) (in millions of dollars) of short tons) dollars/unit) or euros/unit) or euros/unit) 2010 2009 2010 2009 2010 2009 2010 2009 2010 2009 2010 2009 2010 2009 Boxboard Manufacturing — North America 68 67 2 5 5 9 98 86 699 778 680 666 825 745 Manufacturing — Europe 112 111 4 — 8 5 154 127 726 872 555 549 771 677 Converting 162 181 10 7 17 16 71 68 2,283 2,641 2,226 2,263 n/a n/a Others and eliminations (23) (23) (2) (2) (1) (1) (29) (26) 319 336 14 10 29 29 294 255 Speci3c items — 3 — 3 Excluding speci3c items 14 13 29 32 1 Total shipments does not take into account the elimination of business sector intercompany shipments. The main variances in operating income for the Boxboard Group are shown below: 60 7 1 0 (3) 50 (18) 10 40 3 32 19 29 0 (15) 30 20 14 10 10 0 4 3 2 1 4 Q2 2009 income Depreciationamortization Volume Costs Selling Energy $ Depreciationamortization Q2 2010 income Operating the CAN Operating improvements& other items price & mix Variation of Raw materials & Speci3c items Q2 2009 OIBD Q2 2010 OIBD Speci3c items & For note 1 to 4, see de3nition on page 13.

CASCADES ° MANAGEMENT’S DISCUSSION & ANALYSIS ° RESULTS ANALYSIS ° 19 FOR THE 3-MONTH PERIOD ENDED JUNE 30, 2010 Sales for the Boxboard Group decreased by $17 million to $319 million compared to $336 million in 2009. Selling prices in U.S. dollars were slightly higher in 2010 and volume increased by 15%. However, these positive impacts were more than offset by the appreciation of the Canadian dollar against both the U.S. dollar and the euro. Operating income rose by $4 million to $14 million in 2010 compared to $10 million in 2009. Operating income was positively impacted by lower amortization expense due to the impairment of our Fjordcell pulp mill during the fourth quarter of 2009 and by cost improvements, mainly labour, selling and administrative costs, and operational ef3ciencies following the restructuring of this Group’s North American activities which started in 2008. These increases were offset by higher 3bre costs which negatively impacted operating income. The appreciation of the Canadian dollar also had a negative impact on operating income. NORTH AMERICA Sales for manufacturing mills remained relatively stable at $68 million for the second quarter of 2010 compared to $67 million for the same period in 2009. The strength of the Canadian dollar had a considerably unfavorable impact on the segment’s revenues. While the U.S. dollar selling prices rose, the translated Canadian dollar prices fell signigicantly. As the economic conditions improved, manufacturing mills saw their shipments increase by 14% compared to the same period last year. This upturn in demand allowed the mills to run without taking any market downtime in the second quarter of 2010 while 5,400 s.t. were taken in the 2009 comparative period. Sales for the converting segment decreased by $19 million and totalled $162 million for the second quarter of 2010 compared to $181 million for the same period in 2009. As highlighted in the manufacturing segment, the appreciation of the Canadian dollar had a negative impact on the Canadian folding carton and quick-service restaurant (QSR) activities revenues. This negative impact was partially offset by an increase of 4% in folding cartons shipments. In the QSR business, both shipments and selling price were down compared to the same period last year leading to a decline in sale. Operating income for manufacturing mills decreased to $2 million in 2010 compared to $5 million in 2009. As stated before, the strength of the Canadian dollar negatively impacted the operating income. Higher raw materials costs also resulted in an unfavourable variance of $10 million. On the other hand, higher shipments and lower chemicals costs had a combined favourable contribution. Operating income for the converting segment increased to $10 million in 2010 compared to $7 million in 2009. Again, the strength of the Canadian dollar had a negative impact on the operating income of the folding cartons and QSR units. However, it was partially offset by a favourable variance in the raw material costs as well as other cost improvements. During the second quarter of 2009, the Company recorded a $3 million charge to settle a partial curtailment of one of its employee future bene3ts pension plans. EUROPE Sales for manufacturing mills in Europe, including our share in RDM, increased slightly to $112 million compared to $111 million in 2009. Market performance in the second quarter of 2010 led to a 21% increase in volume compared with the same period in 2009 as the economy kept recovering in 2010. Selling prices in euros were relatively stable compared to 2009 as announced price increases were applied later than anticipated during the second quarter. Our European mills also bene3ted from a favourable sales mix compared with the same period last year. The net positive impact of these factors was partly offset by the apprecia tion of the Canadian dollar against the euro. Operating income was positively affected by cost improvements. On the other hand, higher 3bre and energy cost led to a decrease in operating income. All these factors led to a $4 million increase in operating income to $4 million in 2010 compared to $0 million in 2009. FOR THE 6-MONTH PERIOD ENDED JUNE 30, 2010 For the 6-month period ended June 30, 2010, sales fell by $43 million to $629 million compared to $672 million during the same period last year. The decline occurred mainly in the converting sector for $47 million where volume increase was not suf3cient to compensate lower selling prices and the appreciation of the Canadian dollar. In Europe, unfavourable selling price and mix as well as the appreciation of the Canadian dollar against the euro were more than offset by the increase in volume. Operating income increased to $23 million in 2010 compared to $13 million in 2009. Higher volume, lower energy cost and other cost improvements were more than offset by lower selling prices and mix, raw material costs and the appreciation of the Canadian dollar. The amortization expense was $9 million lower in 2010 due to the appreciation of the Canadian dollar and the impairment of our Fjordcell pulp mill at the end of 2009. In the 3rst quarter of 2009, the Company recorded a $1 million charge following the closure of its Dopaco converting plant located in Bakers3eld, California and a $1 million charge following the closure of its Toronto recycled boxboard mill in 2008 both of which impacted negatively impacted operating income.

20 ° CASCADES ° MANAGEMENT’S DISCUSSION & ANALYSIS ° RESULTS ANALYSIS PACKAGING — CONTAINERBOARD Shipments1 Average selling price Sales Operating income (loss) OIBD (in thousands (in Canadian Average selling price Price reference (in millions of dollars) (in millions of dollars) (in millions of dollars) of short tons) dollars/unit) (in U.S. dollars/unit) (in U.S. dollars/unit) 2010 2009 2010 2009 2010 2009 2010 2009 2010 2009 2010 2009 2010 2009 Containerboard Manufacturing 148 130 7 19 15 26 301 260 491 501 477 429 640 543 Converting 217 230 21 5 26 11 1752 1702 1,2362 1,3022 1,2032 1,1162 n/a n/a Others and eliminations (94) (85) (7) (1) (3) 2 (177) (144) 271 275 21 23 38 39 299 286 Speci3c items 1 (1) 1 (1) Excluding speci3c items 22 22 39 38 1 Total shipments does not take into account the elimination of business sector intercompany shipments. 2 Equal to 2.893 million square feet (msf), CAN$75/msf, US$73/msf in 2010, and to 2.809 msf, CAN$79/msf, US$67/msf in 2009. The main variances in operating income for the Containerboard Group are shown below: 70 3 0 (2) 11 (20) 60 9 50 16 (1) 38 39 (1) (17) 40 30 23 21 20 10 0 4 3 2 1 4 Depreciationamortization of$ materials Depreciationamortization items Costs Variation items income Selling Volume Energy income Q2 2009Operating Speci3c the CAN Speci3c Q2 2010Operating price & mix improvements& other items Raw & Q2 2009 OIBD Q2 2010 OIBD & For note 1 to 4, see de3nition on page 13.

CASCADES ° MANAGEMENT’S DISCUSSION & ANALYSIS ° RESULTS ANALYSIS ° 21 FOR THE 3-MONTH PERIOD ENDED JUNE 30, 2010 The Containerboard group’s sales decreased by $4 million, or 1%, to $271 million for the second quarter of 2010 compared to $275 million for the same quarter in 2009. The appreciation of the Canadian dollar against the U.S. dollar negatively impacted the converted selling price of both the manufacturing and converting sectors. This negative effect was partly offset by higher volume and favourable selling price and mix in U.S. dollar and euro. In the North American manufacturing segment, selling price in U.S. dollars increased by US$78/s.t. in 2010 compared to 2009. However, taking into account the translation of the U.S. dollar into Canadian dollar, Canadian manufacturing units experienced a selling price decrease of $30/s.t. As for our mill in France, average selling prices rose by 110/s.t. which was partly offset by the appreciation of the Canadian dollar against the euro. Manufacturing shipments climbed by 16% as the economy continued to recover and resulting from low inventories at box producers’ plants. The higher demand allowed the mills to run without taking any market dowtime in the second quarter of 2010 compared to 59 days (29,000 s.t.) for the same period last year. In the converting sector, an increase in the U.S dollar denominated selling price combined with the appreciation of the Canadian dollar led to a net decrease in the average selling price in Canadian dollar which negatively impacted sales of the Canadian converting units. Shipments for this sector rose by 4% in 2010 compared to 2009 as the North American corrugated product market bene3ted from the economic recovery. Indeed, U.S. and Canadian industry shipments increased respectively by 4.2% and 2.3% in the second quarter of 2010 compared to the same period last year. Operating income decreased by $2 million to $21 million for the second quarter of 2010 compared to $23 million for the same period last year. Again, the strength of the Canadian dollar had a signi3cant unfavourable impact on operating income of the Containerboard Group in 2010. Indeed, Canadian units were impacted by sales made in U.S. dollars, but also by their sales made in Canadian dollars since selling prices are based on U.S. dollar prices and this indirect foreign exchange impact is included in the selling price and mix variance. The manufacturing units were severely impacted by the increase of raw material prices that resulted in an unfavorable variance. On the other hand, as explained in the above sections, better selling price for our units located in the United States and France and overall increase shipments contributed positively to the operating income partially offsetting the higher raw materials cost. Lower variable and 3xed costs and a decrease in the bad debt expense had a postive impact of $11 million on operating income. In the second quarter of 2010, the Containerboard Group recorded an unrealized loss of $1 million on derivative 3nancial instruments, compared to a gain of $4 million for the same period last year. In the second quarter of 2009, a restructuring provision of $2 million was recorded for severances to be paid following the announcement of the closure of the Québec City plant. Other restructuring charges of $1 million were recorded in the converting sector in 2009. FOR THE 6-MONTH PERIOD ENDED JUNE 30, 2010 The Containerboard Group’s sales dropped by $12 million to $526 million compared to $538 million for the same period in 2009. This decrease is attributable to the strength of the Canadian dollar that negatively impacted the sales of the Canadian plants. Sales made in both U.S. and Canadian dollar were impacted since domestic sales are based on translated U.S. dollar price. An increase of 5% in the overall shipments partially offset this decrease. Operating income fell by $9 million to $33 million in 2010, compared to $42 million for the same period in 2009. The favourable variances in shipments, lower variable and 3xed costs and lower energy cost were more than offset by the negative variance on raw materials, lower selling price and the appreciation of the Canadian dollar. In 2010, the Group also recorded an unrealized gain of $2 million on commodity derivative 3nancial instruments, compared to a gain of $6 million for the same period in 2009. In 2009, the Group also recorded closure and restructuring costs and an impairment charge totalling $6 million mainly resulting from the closure of its Québec City-based converting plant.

22 ° CASCADES ° MANAGEMENT’S DISCUSSION & ANALYSIS ° RESULTS ANALYSIS PACKAGING — SPECIALTY PRODUCTS Shipments1 Average selling price2 Sales Operating income (loss) OIBD (in thousands (in Canadian Average selling price2 Price reference2 (in millions of dollars) (in millions of dollars) (in millions of dollars) of short tons) dollars/unit) (in U.S. dollars/unit) (in U.S. dollars/unit) 2010 2009 2010 2009 2010 2009 2010 2009 2010 2009 2010 2009 2010 2009 Specialty products Industrial packaging 49 45 5 4 6 5 61 55 Consumer packaging 20 21 1 3 2 4 Specialty papers 78 78 1 6 5 10 65 62 Recovery and recycling 76 46 5 — 7 3 Others and eliminations (3) (2) (1) — — — (7) (5) 220 188 11 13 20 22 119 112 915 977 891 837 859 777 Speci3c items — (2) — (2) Excluding speci3c items 11 11 20 20 1 Total shipments does not take into account the elimination of business sector intercompany shipments. 2 Average selling prices are for paper manufacturing mills only. The main variances in operating income for the Specialty Products Group are shown below: 30 (1) 3 0 (2) 4 (4) 9 (2) 20 20 0 (9) 20 13 11 10 0 4 2 3 1 4 Q2 2009 income Depreciationamortization Selling Volume Energy $ Costs Depreciationamortization Q2 2010 income Operating the CAN Operating price & mix Variation of improvements& other items Raw materials & Speci3c items Q2 2009 OIBD Q2 2010 OIBD Speci3c items & For note 1 to 4, see de3nition on page 13.

CASCADES ° MANAGEMENT’S DISCUSSION & ANALYSIS ° RESULTS ANALYSIS ° 23 FOR THE 3-MONTH PERIOD ENDED JUNE 30, 2010 Sales for the Specialty Products Group increased by 17% to $220 million in 2010 compared to $188 million in 2009. Most of the increase occurred in the recovery and recycling sector which bene3ted both from higher waste paper selling prices as well as two acquisitions completed at the end of 2009. Sales of our Industrial Packaging sector rose from 2009, as both our Papermill Packaging and Honeycomb sectors bene3ted from increased demand. Sales of our Specialty Papers sector remained stable in the quarter. Operating income decreased by $2 million to $11 million compared to $13 million in 2009. The gain in sale made a positive contribution to the pro3tability of the Group. However, this increase was more than offset by higher raw material costs, especially in our Specialty Papers where both waste paper and virgin pulp prices have risen. The appreciation of the Canadian dollar as well as higher costs negatively impacted operating income. Finally, higher cost of maintenance shutdown in 2010 negatively affected operating income for $1 million. FOR THE 6-MONTH PERIOD ENDED JUNE 30, 2010 Sales for the Specialty Products Group increased by 16% to $435 million, compared to $374 million for the same period in 2009. This increase is again attributable to our recovery and recycling activities, for which sales increased by $67 million or 80%, as both volume and selling price of waste paper increased. Concerning our Industrial Packaging sector, higher volumes and average selling prices combined with bene3ts from an acquisition in the Honeycomb sector in the last quarter of 2009 resulted in increased sales. Sales of our Consumer Packaging sector fell since our Plastic sector was impacted by lower demand. Finally, our Specialty Papers sector sales decreased slightly as selling price declined. The appreciation of the Canadian dollar negatively impacted the Group sales. For the 6-month period ended June 30, 2010, operating income rose by $2 million to $20 million, compared to $18 million for the same period in 2009. Most of the increase came from our recovery activities as they bene3ted both from higher volume as well as favourable selling price. Pro3tability of our Industrial Packaging sector increased as it bene3ted mainly from higher volume in its papermill packaging and honeycomb sub-sectors. Finally, pro3tability of both our Specialty Papers and Consumer Products sectors dropped compared to 2009, impacted by higher raw material cost in 2010. The Group also experienced cost improvement which contributed positively to net income while the appreciation of the Canadian dollar had the opposite effect.

24 ° CASCADES ° MANAGEMENT’S DISCUSSION & ANALYSIS ° RESULTS ANALYSIS TISSUE PAPERS Shipments1 Average selling price Sales Operating income (loss) OIBD (in thousands (in Canadian Average selling price Price reference (in millions of dollars) (in millions of dollars) (in millions of dollars) of short tons) dollars/unit) (in U.S. dollars/unit) (in U.S. dollars/unit) 2010 2009 2010 2009 2010 2009 2010 2009 2010 2009 2010 2009 2010 2009 Tissue Papers2 Manufacturing and converting 220 207 14 33 23 42 131 109 1,652 1,849 1,608 1,584 1,623 1,628 Speci3c items 1 — 1 —Excluding speci3c items 15 33 24 42 1 Total shipments does not take into account the elimination of business sector intercompany shipments. The main variances in operating income from continuing operations for the Tissue Group are shown below: 60 2 (1) 11 (2) (3) (25) 50 9 0 42 40 33 30 24 (1) (9) 20 14 10 0 4 3 2 1 4 Depreciationamortization of$ materials Depreciationamortization items Costs Variation items income Volume Energy Selling income Q2 2009Operating Speci3c the CAN Speci3c Q2 2010Operating improvements& other items price & mix Raw & Q2 2009 OIBD Q2 2010 OIBD & For note 1 to 4, see de3nition on page 13. FOR THE 3-MONTH PERIODS ENDED JUNE 30, 2010 Tissue Group sales increased by 7% to $220 million in 2010 compared to $207 million in 2009 while shipments increased by 19% mainly due to the acquisition of Atlantic Packaging, in August 2009, which contributed to the increase in shipments for 10,800 short tons, or 10%, and an increase in external sales of 9% or $19 million. The appreciation of the Canadian dollar against the U.S. dollar compared to the same period in 2009 negatively impacted sales. In addition, the proportion of parent rolls against total shipments rose by 3% which negatively affected the Group’s selling price mix as selling prices for parent rolls are lower than for converting products. The Tissue Group’s operating income stood at $14 million in 2010, compared to $33 million for 2009. The decline in operating income is mainly due to a signi3cant rise in raw materials costs. The appreciation of the Canadian dollar and higher energy costs also contributed to the decrease. These elements were partly offset by the increase in sales volume. FOR THE 6-MONTH PERIOD ENDED JUNE 30, 2010 For the 6-month period ended June 30, 2010, Tissue Group sales remained stable at $418 million compared with the same period in 2009. Shipments increased by 16% mainly due to the Atlantic Packaging acquisition which contributed to the increase in shipments for 20,000 short tons or 9% and external sales of $34 million or 8%. The appreciation of the Canadian dollar against the U.S. dollar compared to the same period in 2009 negatively impacted sales. In addition, the proportion of parent rolls against total shipments rose by 3% which negatively affected the Group’s selling price mix as selling prices for parent rolls are lower than for converting products.

CASCADES ° MANAGEMENT’S DISCUSSION & ANALYSIS ° RESULTS ANALYSIS ° 25 Tissue Group’s operating income stood at $22 million, compared to $63 million for the same period in 2009. The decline is attributable to the increase in raw materials and energy costs as well as the appreciation of the Canadian dollar. These negative variances were partly offset by cost improvements and higher shipments. CORPORATE ACTIVITIES Operating income for the 3rst half of 2010 includes a loss of $2 million resulting from a 3re in one of our Specialty Product Group’s unit in the United States during the 3rst quarter, a foreign exchange loss of $5 million because of the appreciation of the Canadian dollar ($1 million loss for the second quarter) and an unrealized loss of $3 million on 3nancial instruments ( $4 million loss for the second quarter). For the same period in 2009, operating income included a charge of $2 million following a 3re at an external warehouse that led to the loss of raw material for 3ne paper and tissue paper 3nished products. It also included a foreign exchange loss of $3 million (loss of $2 million in the second quarter) and an unrealized gain of $8 million on 3nancial instruments (gain of $9 million in the second quarter). OTHER ITEMS ANALYSIS DEPRECIATION AND AMORTIZATION Depreciation and amortization decreased to $106 million in 2010 ($51 million for the second quarter), compared to $109 million in 2009 ($55 million for the second quarter). The appreciation of the Canadian dollar against the U.S. dollar and the euro both pulled the depreciation and amortization expense in 2010 compared to 2009. The impairment charge of our Fjordcell pulp mill at the end of 2009 also pulled down the depreciation and amortization expense while the acquisition of Atlantic Packaging Products Ltd., and capital investments completed after June 30, 2009 push it up. FINANCING EXPENSE The 3nancing expense rose to $55 million in 2010 ($27 million for the second quarter) compared to $52 million in 2009 ($25 million for the second quarter). The appreciation of the Canadian dollar against the U.S. dollar led to a decrease in 3nancing expenses which, however, was more than offset by the higher interest rate following the re3nancing of our US$-denominated debt in 2009. GAIN ON PURCHASES OF SENIOR NOTES During the 3rst quarter of 2009, the Company purchased senior notes that were trading at a discount. The difference between the nominal value and the amount paid resulted in a gain of $14 million. FOREIGN EXCHANGE LOSS (GAIN) ON LONG-TERM DEBT AND FINANCIAL INSTRUMENTS In 2010, the Company recorded a gain of $5 million on its US$-denominated debt. The gain includes a loss of $1 million on our US$-denominated long-term debt net of investment hedge. It also includes a loss of $8 million resulting from the recognition of charges previously recorded under “Accumulated Other Comprehensive Income” upon the termination of the hedge accounting of foreign exchange contract. Finally, the Company recorded a gain of $14 million (2009 — $5 million loss) on its 2013 foreign exchange forward contracts. In 2009, since its US$-denominated debts were hedged the Company did not record any foreign exchange gain or loss on these debts. PROVISION FOR INCOME TAXES In 2010, including the impact of speci3c items, the Company recorded income tax provision of $4 million for an effective rate of 17%. This charge is net of a $2 million revenue related to an income tax adjustment of our general provision relating to accumulated net operating losses and state tax credits from our US entity. The provision also includes tax on the foreign exchange gain on our long-term debt which is taxed at the capital gain rate. Excluding there items, the effective rate would be 30%. The effective tax rate and current income taxes are affected by the results of certain subsidiaries and a joint venture located in countries — notably Europe and the United States — where the income tax rate is higher than in Canada. The normal effective tax rate is expected to be in the range of 29% to 35%. SHARE OF RESULTS OF SIGNIFICANTLY INFLUENCED COMPANIES AND DILUTION GAIN The share of results of signi3cantly in3uenced companies is mainly represented by our 34% interest in Boralex Inc., a Canadian public company that is a major private electricity producer whose core business is the development and operation of power stations that generate renewable energy, with operations in the northeastern United States, Canada and France. NET EARNINGS As a result of the foregoing factors, the Company posted, in the second quarter of 2010, net earnings of $21 million, or $0.22 per share, compared to net earnings of $30 million, or $0.30 per share in 2009. After excluding certain speci3c items the Company realized net earnings of $21 million, or $0.22 per share compared to $28 million, or $0.28 per share in 2009 (see “Supplemental Information on Non-GAAP Measures” for reconciliation of these amounts). For the 3rst six months of 2010, the Company posted net earnings of $21 million, or $0.22 per share, compared to net earnings of $67 million, or $0.68 per share in 2009. After excluding certain speci3c items the Company realized net earnings of $21 million, or $0.22 per share compared to net earnings of $49 million, or $0.50 per share in 2009 (see “Supplemental Information on Non-GAAP Measures” for reconciliation of these amounts).

26 ° CASCADES ° MANAGEMENT’S DISCUSSION & ANALYSIS ° RESULTS ANALYSIS LIQUIDITY AND CAPITAL RESOURCES CASH FLOWS FROM OPERATING ACTIVITIES Operating activities generated $50 million in liquidity in 2010 ($17 million for the second quarter), compared to $149 million in 2009 ($82 million for the second quarter). Changes in non-cash working capital components required $59 million in funds (cash out3ow of $54 million for the second quarter), compared to no cash requirement or cash in3ow in 2009 (cash in3ow of $1 million for the second quarter). Historically, the 3rst two quarters required signi3cant cash 3ows to increase inventory for the forthcoming summer. Recent price increases and higher shipments also led to higher working capital requirement. We also paid $30 million of interest during the second quarter of 2010 following last year re3nancing. Cash 3ow from operating activities, excluding the change in non-cash working capital components, stood at $109 million for 2010 ($71 million for the second quarter), compared to $149 million in 2009 ($81 million for the second quarter). In 2010, cash 3ow from operating activities was negatively affected by the $3 million premium paid on the repurchase of a portion of our senior notes maturing in 2013 following the re3nancing of our long-term debt last year. In 2009, cash 3ow from operating activities, excluding the change in non-cash working capital components, was negatively affected by closure and restructuring charges of $6 million ($4 million for the second quarter) and higher-than-usual pension plan liability payment in the amount of $4 million. This cash 3ow measure is signi3cant, since it positions the Company to pursue its capital expenditures program and reduce its indebtedness. INVESTING ACTIVITIES Investment activities in 2010 required total cash resources of $64 million, mainly for business acquisitions ($3 million), capital expenditure projects ( $56 million), and other assets investment ($5 million). New capital expenditures projects incurred during the period amounted to $54 million. The largest capital projects in 2010 were: Boxboard ($13 million) • No signi3cant individual project over $1 million. Containerboard ($17 million) • $8 million for the completion of the investment to the bark boiler at the Trenton mill. • $1 million for the renewal of dryer equipments at the Kingsey Falls mill. Specialty Products ($8 million) • No signi3cant individual project over $1 million. Tissue ($11 million) • $7 million for pre-engineering work for an upcoming upgrade at the Candiac tissue paper machine. Corporate activities ($5 million) • $2 million for investment to reduce energy consumption. Other assets ($5 million) • $5 million for the conversion of our information technology system and other software development. Business acquisitions ($3 million) • On March 10, 2010, the Company acquired the converting tissue business of Atlas Paper Bag Company Limited, based in Ontario, for total cash consideration of $3 million. FINANCING ACTIVITIES During the 3rst half of 2010, the Company purchased, for a total consideration of US$162 million (US$4 million for the second quarter), including a premium of US$3 million, a total US$107 million (US$1 million for the second quarter) aggregate principal amount of 7.25% unsecured senior notes and US$52 million (US$3 million for the second quarter) aggregate principal amount of 6.75% unsecured senior notes due in 2013. An approximate US$9 million aggregate principal amount of 7.25% unsecured senior notes and an approximate US$9 million aggregate principal amount of 6.75% unsecured senior notes remain outstanding. The Company also concluded, in the 3rst quarter of 2010, an agreement with the majority of the remaining holders of the 7.25% and 6.75% unsecured senior notes outstanding, pursuant to which such holders have consented in writing to eliminate substantially all of the restrictive covenants contained in the Indentures and to eliminate certain of the events of default contained in the Indentures. During the 3rst quarter of 2009, the Company bene3ted from its positive cash 3ow, purchasing unsecured senior notes with a nominal value of US$26 million for a consideration of US$15 million resulting in a gain of $14 million. During the same quarter, a 73%-owned subsidiary of the Company (Metro Waste) completed long-term 3nancing for its activities and repaid the temporary loan that had been provided in 2008. During the second quarter of 2009, the Company provided a limited guarantee for this 3nancing up to a maximum of $10 million. The Company also redeemed 608,281 of its common shares on the open market, pursuant to a normal-course issuer bid, for an amount of $4 million. Including the $8 million in dividends paid out during the period, and the increase of our credit facilities in the amount of $201 million 3nancing activities generated $19 million in liquidity.

CASCADES ° MANAGEMENT’S DISCUSSION & ANALYSIS ° RESULTS ANALYSIS ° 27 SETTLEMENT OF FORWARD EXCHANGE CONTRACTS During the second quarter of 2009, the Company terminated foreign exchange contracts prior to maturity for net cash proceeds of $8 million. Since these contracts had been designated as cash 3ow hedges for the Company’s US$-denominated debt, their fair value decrease was recorded under ''Accumulated Other Comprehensive Income’’. LIQUIDITY FROM DISCONTINUED OPERATIONS During the 3rst quarter of 2010, the Company paid $2 million (2009 — $3 million) in relation to a 2006 legal settlement in the 3ne paper distribution activities that were disposed of in 2006. CONSOLIDATED FINANCIAL POSITION AS AT JUNE 30, 2010 AND DECEMBER 31, 2009 The Company’s 3nancial position and ratios are as follows: (in millions of Canadian dollars, unless otherwise noted) 2010 2009 Working capital1 606 552% of sales2 15.7% 14.2% Bank loan and advances 79 83 Current portion of long-term debt 10 10 Long-term debt 1,486 1,459 Total debt 1,575 1,552 Shareholders’ equity 1,280 1,304 Total equity and debt 2,855 2,856 Ratio of debt/total equity and debt 55.2% 54.3% Shareholders’ equity per share (in dollars) $13.24 $13.41 1 Working capital includes accounts receivable plus inventories less accounts payable. It excludes the unpaid provision for closure and restructuring costs in the amount of $11 million as at June 30, 2010 ($13 million in 2009). It also excludes the current portion of derivative 3nancial instrument assets in the amount of $1 million as at June 30, 2010 ($9 million in 2009), $2 million of other liabilities in 2010 ($2 million in 2009), the net income taxes receivable in the amount of $7 million ($12 million in 2009) and the current portion of net future tax asset in the amount of $2 million as at June 30, 2010 ($- million in 2009). 3% of sales = LTM Working Capital/LTM Sales. Liquidity available via the Company’s credit facilities, along with the expected cash 3ow generated by its operating activities, will provide suf3cient funds to meet its 3nancial obligations and ful3ll its capital expenditure program. Capital expenditures for 2010 are estimated at approximately $200 million with $125 million initially approved. This amount is subject to change depending on the Company’s operating results and on general economic conditions. As at June 30, 2010, the Company had $383 million (net of letters of credit in the amount of $17 million) available through its $850 million credit facility. The Company has no signi3cant debt maturities before December 2011. NEAR-TERM OUTLOOK Looking forward to the next quarter, we expect that the sequential improvement in pro3tability will carry on as a result of the continuous implementation of selling price increases in many of our operations. Also, the favourable seasonality associated with the third quarter leads us to anticipate stronger demand for most of our products. In fact, despite some scheduled downtime for maintenance, we anticipate our operating rates to remain at high levels. In terms of input costs, we should start to bene3t from the drop in pricing of old corrugated containers (OCC), the main grade of recycled 3bres consumed by Cascades, which peaked in March. All in all, we remain con3dent for the coming months, particularly for our containerboard operations. CAPITAL STOCK INFORMATION As at June 30, 2010, issued and outstanding capital stock consisted of 96,681,421 common shares (97,208,533 as at December 31, 2009), and 5,306,208 stock options were issued and outstanding (4,603,595 as at December 31, 2009). In 2010, 36,069 options were exercised and none were forfeited. As well, the Company issued 738,682 stock options at an exercise price of $6.43 during the year. As at August 10, 2010, issued and outstandin g capital stock consisted of 96,636,321 common shares and 5,287,178 stock options.

28 ° CASCADES ° MANAGEMENT’S DISCUSSION & ANALYSIS ° RESULTS ANALYSIS OFF-BALANCE-SHEET ARRANGEMENTS Factoring of accounts receivable The Company sells its accounts receivable (“receivables”) from clients of one of its European subsidiaries through a factoring contract with a 3nancial institution. The Company uses factoring of receivables as a source of 3nancing by reducing its working capital requirements. This factoring consists of the sale of a part of its receivables to this 3nancial institution. The contract normally allows the daily sale of new receivables to replace those that have been collected. The contract also limits the receivables that can be sold. When the receivables are sold, the Company removes them from the balance sheet, recognizes the amount received as the consideration for the transfer and records a loss on factoring, which is included in “Cost of sales (excluding depreciation and amortization)” in the 3nancial statements. The receivables for which the Company retained interest are included in “Accounts receivable” in its 3nancial statements and will be collected only when the 3nancial institution has recovered its part of the receivables bought. The Company retains responsibility for servicing the receivables sold, but does not record any servicing of assets or liabilities. As at June 30, 2010, the off-balance-sheet impact of the factoring of receivables amounted to $13 million ( 10 million). The Company expects to continue to sell receivables on an ongoing basis, given the attractive costs. Should it decide to discontinue this contract, its working capital and bank debt requirements would increase. CRITICAL ACCOUNTING ESTIMATES Some of the Company’s accounting policies require signi3cant estimates and assumptions about future events that affect the amounts reported in the 3nancial statements and the accompanying notes. Future events and their effects cannot be determined with absolute certainty. Therefore, the determination of estimates requires the exercise of management’s judgment. Actual results could differ from those estimates, and any such differences may be material to the Company’s 3nancial statements. As of August 10, 2010, no new item has occurred since December 31, 2009. Therefore, it is the opinion of the Company that the position taken in regard to the estimates, which are outlined in the Annual Report (refer to page 51), remains unchanged. ADOPTION OF NEW ACCOUNTING STANDARDS IN 2010 BUSINESS COMBINATIONS Business Combinations — On January 1, 2010, the Company adopted the Canadian Institute of Chartered Accountants (''CICA’’) Section 1582, “Business Combinations”, which replaces the former Section 1581, “Business Combinations”. The new standard requires that the acquiring entity in a business combination recognize most of the assets acquired and liabilities assumed in the transaction at fair value, including contingent assets and liabilities, and recognize and measure the goodwill acquired in the business combination or a gain from a bargain purchase. Acquisition-related costs are also to be expensed. The adoption of Section 1582 did not materially impact 3nancial statements but it does affect the accounting for acquisitions after the effective date. CONSOLIDATED FINANCIAL STATEMENTS AND NON-CONTROLLING INTERESTS On January 1, 2010, the Company adopted CICA Section 1601, “Consolidated Financial Statements”, and Section 1602 “Non-controlling Interests”. These two sections replace Section 1600, “Consolidated Financial Statements”. Section 1601 carries forward guidance from Section 1600 with the exception of non-controlling interests which are addressed in a separate section. Section 1602 requires that the Company report non-controlling interests within equity separately from the parent owners’ equity, and transactions between an entity and non-controlling interests as equity transactions. As a result of this adoption, the Company reclassi3ed non-controlling interests in the amount of $21 million from Other liabilities to Equity. Additionally, net earnings are to be reported with separate disclosure of the amounts attributable to the parent and to the non-controlling interest in the consolidated statement of earnings. ACCOUNTING CHANGES On January 1, 2010, the Company adopted the amendment of CICA Section 1506, “Accounting changes”, to exclude from the scope this Section changes in accounting policies upon the complete replacement of an entity’s primary basis of accounting. The Company concludes that adoption of this amendment did not impact the 3nancial statements. NEW ACCOUNTING STANDARDS NOT YET ADOPTED FINANCIAL INSTRUMENTS-RECOGNITION AND MEASUREMENT In June 2009, CICA amended Section 3855 “Financial instrument-recognition and measurement’’ to clarify application of the effective interest rate method after a debt instrument has been impaired. The amendment also clari3es when an embedded prepayment option is separated from its host debt instrument for accounting purposes. This amendment is effective January 1, 2011, at which time Canadian public companies will have adopted IFRS. At this point, the Company does not intend to early adopt this amendment. The Company is currently evaluating the impact of the adoption of this amendment.

CASCADES ° MANAGEMENT’S DISCUSSION & ANALYSIS ° RESULTS ANALYSIS ° 29 INTERNATIONAL FINANCIAL REPORTING STANDARDS In February 2008, the Accounting Standards Board (“AcSB”) con3rmed that the use of International Financial Reporting Standards (“IFRS”) will replace Canadian GAAP in 2011 for publicly accountable pro3t-oriented enterprises. The transition from current Canadian GAAP to IFRS will be applicable to the Company for the 3scal year beginning on January 1, 2011. The Company’s 3rst IFRS 3nancial statements will be for the year ending December 31, 2011 including comparative 3gures and the opening balance sheet as at January 1, 2010. Beginning in the 3rst quarter of 2011, the Company will provide unaudited consolidated 3nancial information in accordance with IFRS, also including the opening balance sheet as at the transition date and comparative 3gures for 2010. The Company is continuing to assess the 3nancial reporting impacts of adopting IFRS in 2011. A draft opening balance sheet was presented to Senior Management and Board Committee early in the third quarter. The adjustments made to the opening balance sheet are currently under review by our external auditors. The following, which is not an exhaustive list of all signi3cant impacts that could occur during the conversion process, describes the major identi3ed differences regarding the Company’s accounting policies and the signi3cant optional exemptions available under IFRS 1- First time Adoption of IFRS that we are applying in preparing our opening balance sheet under IFRS. As mentioned, all adjustments related to these elements are currently under review by our external auditors. JOINT VENTURES The interests in joint ventures may be accounted for using the proportionate consolidation method or the equity method. The equity method is a method whereby an interest in a jointly controlled entity is initially recorded at cost and adjusted thereafter for post-acquisition changes in the venturer’s share of net assets. The Company is contemplating to report its interests in joint ventures using the equity method. IMPAIRMENT For the purpose of assessing impairment, assets are grouped at the lowest levels for which there are separately identi3able cash 3ows (cash-generating units “CGU”). Impairments are recorded when the recoverable amounts of assets are less than their carrying amounts. This is accomplished mainly by determining whether projected discounted future cash 3ows exceed the net book value of the respective CGU to which the asset tested is attributed to. The recoverable amount is the higher of an asset’s fair value less cost to sell or its value in use. Impairment losses, other than those relating to goodwill, are evaluated for potential reversals when events or changes in circumstances warrant such consideration. EMPLOYEE BENEFITS Actuarial Gains and Losses The Company elected to recognize all actuarial gains and losses immediately in a separate statement of comprehensive income without recycling to the income statement in subsequent periods. As a result, actuarial gains and losses are not amortized to the income statement but rather are recorded directly to comprehensive income at the end of each period. Past service costs Past service costs arising from plan amendments are amortized on a straight-line basis over the average period until the bene3ts become vested. To the extent that the amended bene3ts are already vested, past service costs are recognized immediately. The balance of unamortized past service cost at transition date will need to be reversed against opening retained earnings. Accrued Bene3t Asset When a de3ned bene3t plan gives rise to an accrued bene3t asset, a valuation allowance is recognized for any excess of the accrued bene3t asset over the expected future bene3t. IFRS limits the recognition of the net bene3t asset under certain circumstances to the amount that is recoverable. Since the Company has elected to recognize all actuarial gains and losses in other comprehensive income, changes in valuation allowance are recognized in other comprehensive income in the period in which the changes occurs. Provisions and contingent liabilities IFRS requires a provision to be discounted using a pre-tax discount rate that re3ects current market assessments of the time value of money and the risks speci3c to the liability. Risk adjustments should be made to the discount rate if such risks are not inherent in the estimated cash out3ows. Presentation and disclosure — The conversion to IFRS will impact the way the Company discloses its 3nancial results. The 3rst 3nancial statements prepared using IFRS will require to include numerous notes disclosing extensive transitional information and full disclosure of all new IFRS accounting policies. The Company has prepared a preliminary IFRS 3nancial statement format in accordance with IAS 1, Presentation of Financial Statements. IFRS 1 Exemption options 1. Business combinations — The Company elected not to retrospectively apply IFRS 3R to business combinations that occurred prior to the transition. 2. Employee bene3ts — The Company elected to recognize all cumulative actuarial gains and losses that existed at the transition date in opening retained earnings for all of its employee bene3t plans. 3. Currency translation differences — The Company elected to reset all cumulative translation gains and losses to zero in opening retained earnings at the transition date.

30 ° CASCADES ° MANAGEMENT’S DISCUSSION & ANALYSIS ° RESULTS ANALYSIS 4. Fair value or deemed cost - The Company elected to record property, plant and equipment at cost at the transition date. 5. Asset retirement obligations -The Company elected to apply prospectively the requirements of IFRIC 1 regarding the measurement of the liability and the related depreciation effects at the transition date. The Company’s IFRS conversion project is progressing according to schedule. As the project advances, the Company could alter its intentions and the milestones communicated at the time of reporting as a result of changes to international standards currently in development, or in light of new information or other external factors that could arise between now and when the changeover has been completed. Additional information on the IFRS project is available in the Annual Report for the year ended December 31, 2009, pages 53 to 55. INTERNAL CONTROLS AND PROCEDURES The President and Chief Executive Of3cer and the Vice-President and Chief Financial Of3cer have designed disclosure controls and procedures (“DC&P”) to provide reasonable assurance that material information relating to the Company is made known to them, and have designed internal controls over 3nancial reporting (“ICFR”) to provide reasonable assurance regarding the reliability of the Company’s 3nancial reporting and the preparation of 3nancial statements in accordance with GAAP. They deem the design of DC&P and of ICFR to be adequate, as at June 30, 2010. The President and Chief Executive Of3cer and the Vice-President and Chief Financial Of3cer have also evaluated whether or not there were any changes to the Company’s ICFR during the three month period ended June 30, 2010 that have materially affected, or are reasonably likely to materially affect, its ICFR. No such changes were identi3ed through their evaluation. RISK MANAGEMENT As part of its ongoing business operations, the Company is exposed to certain market risks, including risks ensuing from changes in selling prices for its principal products, costs of raw materials, interest rates and foreign currency exchange rates, all of which impact on the Company’s 3nancial position, operating results and cash 3ows. The Company manages its exposure to these and other market risks through regular operating and 3nancing activities, and, on a limited basis, through the use of derivative 3nancial instruments. We use these derivative 3nancial instruments as risk management tools, not for speculative investment purposes. Page 55 and 61 of our Annual Report for the year ended December 31, 2009 contain a discussion of the key areas of the Company’s business risks and uncertainties, and its mitigating strategies. This information on business risks and enterprise risk management remains substantially unchanged. Refer to our Annual Report for more details. SUPPLEMENTAL INFORMATION ON NON-GAAP MEASURES None of the following items is a measure of performance under Canadian GAAP: operating income before depreciation and amortization (OIBD), operating income and cash 3ow from operations. The Company includes OIBD, operating income and cash 3ow from operations because these elements are measures used by management to assess the operating and 3nancial performance of the Company’s operating segments. Moreover, the Company believes that these items provide additional measures often used by investors to assess a company’s operating performance and its ability to meet debt service requirements. However, these measures do not represent, and should not be used as, a substitute for net earnings or cash 3ows from operating activities as determined in accordance with Canadian GAAP, nor are they necessarily an indication of whether or not cash 3ow will be suf3cient to fund our cash requirements. In addition, our de3nition of OIBD, operating income and cash 3ow from opera tions (adjusted) may differ from those of other companies. “Cash 3ow from operations (adjusted)” is de3ned as cash 3ow from operating activities, as determined in accordance with Canadian GAAP and excluding the change in working capital components. Operating income before depreciation and amortization excluding speci3c items, operating income excluding speci3c items, net earnings excluding speci3c items, net earnings per common share excluding speci3c items and cash 3ow from operations (adjusted) excluding speci3c items are non-GAAP measures. The Company believes that it is useful for investors to be aware of speci3c items that adversely or positively affected its GAAP measures, and that the above-mentioned non-GAAP measures provide investors with a measure of performance that can be used to compare its results between periods without regard to these speci3c items. The Company’s measures excluding speci3c items have no standardized meaning prescribed by GAAP, nor are they necessarily comparable to similar measures presented by other companies, and therefore should not be considered in isolation. Speci3c items include charges for impairment of assets, charges for facility or machine closures, debt restructuring charges, gain or loss on sale of business units, unrealized gain or loss on 3nancial instruments that do not qualify for hedge accounting, foreign exchange gain or loss on long-term debt and other signi3cant items of an unusual or a non-recurring nature.

CASCADES ° MANAGEMENT’S DISCUSSION & ANALYSIS ° ADDITIONNAL DISCLOSURE ° 31 Net earnings, a performance measure de3ned by Canadian GAAP, is reconciled below with operating income, operating income excluding speci3c items and operating income before depreciation and amortization excluding speci3c items: For the 3-month periods For the 6-month periods ended June 30 ended June 30 (in millions of Canadian dollars) 2010 2009 2010 2009 Net earnings 21 30 21 67 Non-controlling interest 1 — 1 (1) Share of results of signi3cantly in3uenced companies — (2) (2) (7) Provision for income taxes 7 17 4 22 Foreign exchange loss (gain) on long-term debt and 3nancial instruments (6) 5 (5) 5 Gain on purchases of senior notes — — — (14) Loss on long-term debt re3nancing — — 3 —Financing expense 27 25 55 52 Operating income 50 75 77 124 Speci3c items: Gains on disposal and others — 1 — 1 Impairment loss — — — 3 Closure and restructuring costs — 3 — 5 Unrealized loss (gain) on 3nancial instruments 6 (13) 2 (14) 6 (9) 2 (5) Operating income-excluding speci3c items 56 66 79 119 Depreciation and amortization 51 55 106 109 Operating income before depreciation and amortization-excluding speci3c items 107 121 185 228 The following table reconciles net earnings and net earnings per share with net earnings excluding speci3c items and net earnings per share excluding speci3c items: Net earnings (loss) Net earnings (loss) per share1 For the 3-month periods ended June 30 For the 6-month periods ended June 30 For the 3-month periods ended June 30 For the 6-month periods ended June 30 (in millions of Canadian dollars, except amount per share) 2010 2009 2010 2009 2010 2009 2010 2009 As per GAAP 21 30 21 67 $0.22 $0.30 $0.22 $0.68 Speci3c items : Gains on disposal and others — 1 — 1 $— $— $— $—Impairment loss — — — 3 $— $— $— $0.02 Closure and restructuring costs — 3 — 5 $— $0.02 $— $0.04 Unrealized loss (gain) on 3nancial instruments 6 (13) 2 (14) $0.05 $(0.09) $0.02 $(0.10) Loss on long-term debt re3nancing — — 3 — $— $— $0.02 $—Gain on purchases of senior notes — — — (14) $— $— $— $(0.13) Foreign exchange loss (gain) on long-term debt and 3nancial instruments (6) 5 (5) 5 $(0.05) $0.05 $(0.04) $0.05 Share of results of signi3cantly in3uenced companies — — — (2) $— $— $— $(0.02) Adjustment of statutory tax rate — — — (4) $— $— $— $(0.04) Tax effect on speci3c items — 2 — 2 $— $— $— $— — (2) — (18) $— $(0.02) $— $(0.18) Tax effect on speci3c items 21 28 21 49 $0.22 $0.28 $0.22 $0.50 1 Speci3c amounts per share are calculated on an after-tax basis.

32 ° CASCADES ° MANAGEMENT’S DISCUSSION & ANALYSIS ° ADDITIONNAL DISCLOSURE The following table reconciles cash 3ow from operations (adjusted) with cash 3ow from operations (adjusted) excluding speci3c items: Cash 3ow from operations (adjusted) For the 3-month periods For the 6-month periods ended June 30 ended June 30 (in millions of dollars) 2010 2009 2010 2009 Cash 3ow provided by operating activities 17 82 50 149 Changes in non-cash working capital components 54 (1) 59 — Cash 3ow (adjusted) from operations 71 81 109 149 Speci3c items: Gains on disposals and others — 1 — 1 Loss on long-term debt re3nancing — — 3 —Closure and restructuring costs, net of current income tax — 3 — 5 Excluding speci3c items 71 85 112 155 The following table reconciles cash 3ow provided by operating activities with operating income and operating income before depreciation and amortization: For the 3-month periods For the 6-month periods ended June 30 ended June 30 (in millions of dollars) 2010 2009 2010 2009 Cash 3ow provided by operating activities 17 82 50 149 Changes in non-cash working capital components 54 (1) 59 —Depreciation and amortization (51) (55) (106) (109) Current income taxes 9 15 16 23 Financing expense 27 25 55 52 Loss on long-term debt re3nancing — — 3 —Gains on disposal and others — (1) — (1) Impairment loss and other restructuring costs — — — (3) Unrealized loss (gain) on 3nancial instruments (6) 13 (2) 14 Other non-cash adjustments — (3) 2 (1) Operating income from continuing operations 50 75 77 124 Depreciation and amortization 51 55 106 109 Operating income before depreciation and amortization 101 130 183 233

CASCADES ° MANAGEMENT’S DISCUSSION & ANALYSIS ° ADDITIONNAL DISCLOSURE ° 33 APPENDIX INFORMATION FOR THE 6-MONTH PERIODS ENDED JUNE 30, 2010 AND 2009 BUSINESS SEGMENT REVIEW PACKAGING — BOXBOARD Shipments1 Average selling price Average selling price Price reference Sales Operating income (loss) OIBD (in thousands (in Canadian (in U.S. dollars (in U.S. dollars (in millions of dollars) (in millions of dollars) (in millions of dollars) of short tons) dollars/unit) or euros/unit) or euros/unit) 2010 2009 2010 2009 2010 2009 2010 2009 2010 2009 2010 2009 2010 2009 Boxboard Manufacturing — North America 131 133 3 6 8 14 190 167 690 797 668 660 808 757 Manufacturing - Europe 226 225 5 1 14 12 300 251 753 895 548 558 753 685 Converting 315 362 17 11 32 28 137 136 2,298 2,661 2,222 2,208 n/a n/a Others and eliminations (43) (48) (2) (5) (2) (3) (55) (49) 629 672 23 13 52 51 572 505 Speci3c items — 5 — 5 Excluding speci3c items 23 18 52 56 1 Total shipments does not take into account the elimination of business sector intercompany shipments. 120 4 (10) 20 100 (12) 23 (29) 80 5 56 60 38 52 0 (29) 40 23 20 13 0 4 3 2 1 4 2009 Depreciationamortization Costs $ Depreciationamortization 2010 Operatingincome Volume Energy the CAN Selling Operatingincome 2009 OIBD improvements& other items Variation of price & mix Raw materials 2010 OIBD & Speci3c items Speci3c items &

34 ° CASCADES ° MANAGEMENT’S DISCUSSION & ANALYSIS ° ADDITIONNAL DISCLOSURE PACKAGING — CONTAINERBOARD Shipments1 Average selling price Sales Operating income (loss) OIBD (in thousands (in Canadian Average selling price Price reference (in millions of dollars) (in millions of dollars) (in millions of dollars) of short tons) dollars/unit) (in U.S. dollars/unit) (in U.S. dollars/unit) 2010 2009 2010 2009 2010 2009 2010 2009 2010 2009 2010 2009 2010 2009 Containerboard Manufacturing 282 261 6 48 25 61 599 493 470 529 455 439 610 561 Converting 411 447 34 (3) 47 18 3372 3272 1,2172 1,3172 1,1772 1,0922 n/a n/a Others and eliminations (167) (170) (7) (3) (3) (5) (332) (274) 526 538 33 42 69 74 604 546 Speci3c items (2) — (2) —Excluding speci3c items 31 42 67 74 1 Total shipments does not take into account the elimination of business sector intercompany shipments. 2 Equal to 5.604 million square feet (msf), CAN$73/msf, US$71/msf in 2010, and to 5.429 msf, CAN$79/msf, US$66/msf in 2009. 125 17 2 (5) (12) 19 (28) 100 32 0 74 67 2 (36) 75 50 42 33 25 0 4 3 2 1 4 Depreciationamortization of$ materials Depreciationamortization 2009 items Costs Variation items 2010 income Volume Energy Selling income Operating Speci3c the CAN Speci3c Operating 2009 OIBD improvements& other items price & mix Raw 2010 OIBD & &

CASCADES ° MANAGEMENT’S DISCUSSION & ANALYSIS ° ADDITIONNAL DISCLOSURE ° 35 PACKAGING — SPECIALTY PRODUCTS Shipments1 Average selling price2 Sales Operating income (loss) OIBD (in thousands (in Canadian Average selling price2 Price reference2 (in millions of dollars) (in millions of dollars) (in millions of dollars) of short tons) dollars/unit) (in U.S. dollars/unit) (in U.S. dollars/unit) 2010 2009 2010 2009 2010 2009 2010 2009 2010 2009 2010 2009 2010 2009 Specialty products Industrial packaging 95 92 9 6 13 10 119 106 Consumer packaging 38 41 1 5 3 6 Specialty papers 156 161 3 13 10 20 131 123 Recovery and recycling 151 84 8 (4) 12 —Others and eliminations (5) (4) (1) (2) — (1) (13) (9) 435 374 20 18 38 35 237 220 916 1,006 885 834 835 799 Speci3c items — (2) — (2) Excluding speci3c items 20 16 38 33 1 Total shipments does not take into account the elimination of business sector intercompany shipments. 2 Average selling prices are for paper manufacturing mills only. 50 2 1 0 (9) 6 45 5 38 0 (18) 40 17 (2) 33 35 30 25 20 18 20 15 10 5 0 4 3 1 2 4 2009 Depreciationamortization Costs $ Depreciationamortization 2010 Operatingincome Volume Selling Energy the CAN Operatingincome 2009 OIBD improvements& other items price & mix Raw materials Variation of 2010 OIBD & Speci3c items Speci3c items &

36 ° CASCADES ° MANAGEMENT’S DISCUSSION & ANALYSIS ° ADDITIONNAL DISCLOSURE TISSUE PAPERS Shipments1 Average selling price Sales Operating income (loss) OIBD (in thousands (in Canadian Average selling price Price reference (in millions of dollars) (in millions of dollars) (in millions of dollars) of short tons) dollars/unit) (in U.S. dollars/unit) (in U.S. dollars/unit) 2010 2009 2010 2009 2010 2009 2010 2009 2010 2009 2010 2009 2010 2009 Tissue Papers Manufacturing and converting 418 418 22 63 42 81 250 215 1,636 1,891 1,582 1,576 1,620 1,622 Speci3c items 1 — 1 —Excluding speci3c items 23 63 43 81 1 Total shipments does not take into account the elimination of business sector intercompany shipments. 120 9 (2) (8) 16 (10) 100 (43) 18 0 81 80 63 60 43 (1) (20) 40 22 20 0 4 3 2 1 4 Depreciationamortization of$ materials Depreciationamortization 2009 items Costs Variation items 2010 income Volume Energy Selling income Operating Speci3c the CAN Speci3c Operating 2009 OIBD improvements& other items price & mix Raw 2010 OIBD & & For note 1 to 4, see de3nition on page 13.

CASCADES ° FINANCIAL REPORT° CONSOLIDATED FINANCIAL STATEMENTS ° 37 CONSOLIDATED BALANCE SHEETS As at June 30, As at December 31, (in millions of Canadian dollars) (unaudited) Note 2010 2009 Assets Current assets Cash and cash equivalents 22 19 Accounts receivable 606 543 Inventories 527 520 1,155 1,082 Property, plant and equipment 1,848 1,912 Intangible assets 5 (a) 158 165 Other assets 5 (b) 318 317 Goodwill 317 316 3,796 3,792 Liabilities and Equity Current liabilities Bank loans and advances 79 83 Accounts payable and accrued liabilities 532 505 Current portion of long-term debt 6 10 10 621 598 Long-term debt 6 1,486 1,459 Other liabilities 7 387 410 2,494 2,467 Equity attributable to the Shareholders Capital stock 496 499 Contributed surplus 13 14 Retained earnings 713 700 Accumulated other comprehensive income 9 58 91 1,280 1,304 Non-controlling interest 22 21 Total equity 1,302 1,325 3,796 3,792 The accompanying notes are an integral part of these unaudited interim consolidated 3nancial statements.

38 ° CASCADES ° FINANCIAL REPORT ° CONSOLIDATED FINANCIAL STATEMENTS CONSOLIDATED STATEMENTS OF EARNINGS For the 3-month periods For the 6-month periods ended June 30, ended June 30, (in millions of Canadian dollars, except per share amounts) (unaudited) Note 2010 2009 2010 2009 Sales 998 981 1,940 1,951 Cost of sales and expenses Cost of sales (excluding depreciation and amortization) 791 750 1,557 1,502 Depreciation and amortization 51 55 106 109 Selling and administrative expenses 101 108 199 216 Gains on disposal and others 4 — 1 — 1 Impairment and other restructuring costs 3 — 3 — 8 Loss (gain) on 3nancial instruments 5 (11) 1 (9) 948 906 1,863 1,827 Operating income 50 75 77 124 Financing expense 27 25 55 52 Loss on re3nancing of long-term debt — — 3 —Gain on purchases of senior notes — — — (14) Foreign exchange loss (gain) on long-term debt and 3nancial instruments (6) 5 (5) 5 29 45 24 81 Provision for income taxes 7 17 4 22 Share of results of signi3cantly in3uenced companies — (2) (2) (7) Net earnings including non-controlling interest for the period 22 30 22 66 Non-controlling interest 1 — 1 (1) Net earnings attributable to Shareholders for the period 21 30 21 67 Basic and diluted net earnings per common share $0.22 $0.30 $0.22 $0.68 Weighted average number of common shares outstanding 96,895,355 97,467,651 96,990,471 97,960,461 The accompanying notes are an integral part of these unaudited interim consolidated 3nancial statements.

CASCADES ° FINANCIAL REPORT° CONSOLIDATED FINANCIAL STATEMENTS ° 39 CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS) For the 3-month periods For the 6-month periods ended June 30, ended June 30, (in millions of Canadian dollars) (unaudited) 2010 2009 2010 2009 Net earnings including non-controlling interest for the period 22 30 22 66 Other comprehensive income (loss) Translation adjustments Change in foreign currency translation of self-sustaining foreign subsidiaries 20 (61) (15) (44) Change in foreign currency translation related to hedging activities (24) 39 (8) 25 Income taxes 3 (5) 1 (3) Cash 3ow hedges Change in fair value of foreign exchange forward contracts (6) 28 (2) 29 Change in fair value of interest rate swap agreements (1) — (3) —Change in fair value of commodity derivative 3nancial instruments 1 3 (11) —Income taxes 1 (10) 5 (10) (6) (6) (33) (3) Comprehensive income (loss) including non-controlling interest for the period 16 24 (11) 63 Less: Comprehensive income (loss) attribuable to non-controlling interest 1 — 1 (1) Comprehensive income (loss) attributable to Shareholders 15 24 (12) 64 The accompanying notes are an integral part of these unaudited interim consolidated 3nancial statements.

40 ° CASCADES ° FINANCIAL REPORT ° CONSOLIDATED FINANCIAL STATEMENTS CONSOLIDATED STATEMENTS OF EQUITY For the 6-month period ended June 30, 2010 Accumulated other Total equity (in millions of Canadian dollars) Contributed comprehensive attributable to Non-controlling (unaudited) Capital stock surplus Retained earnings income the Shareholders interest Total equity Balance — Beginning of period 499 14 700 91 1,304 21 1,325 Comprehensive income (loss): Net earnings for the period — — 21 — 21 1 22 Change in other comprehensive income (loss) — — — (33) (33) — (33) Comprehensive income (loss) for the period (12) 1 (11) Dividends — — (8) — (8) — (8) Redemption of common shares (3) (1) — — (4) — (4) Balance — End of period 496 13 713 58 1,280 22 1,302 For the 6-month period ended June 30, 2009 Accumulated other Total equity (in millions of Canadian dollars) Contributed comprehensive attributable to Non-controlling (unaudited) Capital stock surplus Retained earnings income the Shareholders interest Total equity Balance — Beginning of period 506 9 656 85 1,256 22 1,278 Comprehensive income: Net earnings (loss) for the period — — 67 — 67 (1) 66 Change in other comprehensive income (loss) — — — (3) (3) — (3) Comprehensive income (loss) for the period 64 (1) 63 Dividends — — (8) — (8) — (8) Redemption of common shares (5) 3 — — (2) — (2) Balance — End of period 501 12 715 82 1,310 21 1,331 The accompanying notes are an integral part of these unaudited interim consolidated 3nancial statements.

CASCADES ° FINANCIAL REPORT° CONSOLIDATED FINANCIAL STATEMENTS ° 41 CONSOLIDATED STATEMENTS OF CASH FLOWS For the 3-month periods For the 6-month periods ended June 30, ended June 30, (in millions of Canadian dollars) (unaudited) Note 2010 2009 2010 2009 Operating activities from continuing operations Net earnings attributable to Shareholders for the period 21 30 21 67 Adjustments for Depreciation and amortization 51 55 106 109 Gains on disposal and others 4 — 1 — 1 Impairment and other restructuring costs 3 — — — 3 Unrealized loss (gain) on 3nancial instruments 6 (13) 2 (14) Gain on purchases of senior notes — — — (14) Foreign exchange loss (gain) on long-term debt and 3nancial instruments (6) 5 (5) 5 Future income taxes (2) 2 (12) (1) Share of results of signi3cantly in3uenced companies — (2) (2) (7) Non-controlling interest 1 — 1 (1) Others — 3 (2) 1 71 81 109 149 Change in non-cash working capital components (54) 1 (59) — 17 82 50 149 Investing activities from continuing operations Purchases of property, plant and equipment (22) (30) (56) (70) Increase in other assets (3) (8) (5) (11) Business acquisitions 2 — — (3) — (25) (38) (64) (81) Financing activities from continuing operations Bank loans and advances 2 13 — (19) Change in revolving credit facilities 16 (57) 201 (45) Purchases of senior notes 6 (4) (4) (165) (18) Change in other long-term debt (1) 3 — 25 Payments of other long-term debt — (4) (5) (5) Early settlement of foreign exchange contracts — 8 — 8 Redemption of common shares (2) — (4) (2) Dividends (4) (4) (8) (8) 7 (45) 19 (64) Change in cash and cash equivalents during the period from continuing operations (1) (1) 5 4 Change in cash and cash equivalents from discontinued operations — — (2) (3) Net change in cash and cash equivalents during the period (1) (1) 3 1 Translation adjustments on cash and cash equivalents — — — —Cash and cash equivalents — Beginning of period 23 13 19 11 Cash and cash equivalents — End of period 22 12 22 12 The accompanying notes are an integral part of these unaudited interim consolidated 3nancial statements.

42 ° CASCADES ° FINANCIAL REPORT ° NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS NOTES TO INTERIM CONSOLIDATEDFINANCIAL STATEMENTS For each of the years in the 3-month and 6-month period ended June 30, 2010 (tabular amounts in millions of Canadian dollars) (unaudited) NOte 1 Accounting policies These unaudited interim consolidated 3nancial statements and the notes thereto have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) with the exception that they do not conform in all material respects to the requirement of GAAP for annual 3nancial statements. These 3nancial statements should be read in conjunction with the most recent annual 3nancial statements of the Company as they have been prepared using the same accounting policies except for the following: a) New accounting standards adopted Business combinations — On January 1, 2010, the Company adopted the Canadian Institute of Chartered Accountants (“CICA”) Section 1582, “Business Combinations”, which replaces the former Section 1581, “Business Combinations”. The new standard requires that the acquiring entity in a business combination recognize most of the assets acquired and liabilities assumed in the transaction at fair value, including contingent assets and liabilities, and recognize and measure the goodwill acquired in the business combination or a gain from a bargain purchase. Acquisition-related costs are also to be expensed. The adoption of Section 1582 did not materially impact the 3nancial statements but does affect the accounting for acquisitions after the effective date. Consolidated 3nancial statements and non-controlling interests — On January 1, 2010, the Company adopted CICA Section 1601, “Consolidated Financial Statements”, and Section 1602 “Non-controlling Interests”. These two sections replace Section 1600, “Consolidated Financial Statements”. Section 1601 carries forward guidance from Section 1600 with the exception of non-controlling interests which are addressed in a separate section. Section 1602 requires that the Company report non-controlling interests within equity separately from the parent owners’ equity, and transactions between an entity and non-controlling interests as equity transactions. As a result of this adoption, the Company reclassi3ed non-controlling interest in the amount of $21 million from Other liabilies to equity in the December 31, 2009 consolidated balance sheet. Additionally, net earnings is to be reported with separate disclosure of the amounts attributable to the parent and to the non-controlling interest in consolidated statement of earnings. Accounting changes — On January 1, 2010, the Company adopted the amendment of CICA Section 1506, “Accounting changes”, to exclude from the scope this Section changes in accounting policies upon the complete replacement of an entity’s primary basis of accounting. The Company concludes that adoption of this amendment did not impact the 3nancial statements.

CASCADES ° FINANCIAL REPORT° NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS ° 43 b) New accounting standard not yet adopted Financial instruments — recognition and measurement — In June 2009, CICA amended Section 3855 “Financial Instruments — Recognition and Measurement” to clarify application of the effective interest rate method after a debt instrument has been impaired. The amendment also clari3es when an embedded prepayment option is separated from its host debt instrument for accounting purposes. This amendment is effective January 1, 2011, at which time Canadian public companies will have adopted IFRS. At this point the Company does not intend to early adopt this amendment. The Company is currently evaluating the impact of the adoption of this amendment. NOte 2 Business acquisitions On March 10, 2010, the Company acquired the converting tissue business of Atlas Paper Bag Company Ltd., based in Ontario, for total cash consideration of $3 million. This acquisition has been accounted for using the acquisition method and the accounts and results of operation have been included in the consolidated 3nancial statements since its acquisition date. 2010 Atlas Paper Bag ACQUIRED COMPANY Company Ltd. BUSINESS SEGMENT Tissue papers Property, plant and equipment 3 Total consideration paid 3 NOte 3 Impairment and other restructuring costs The following table shows the reconciliation of all closure and restructuring cost provisions. The balance as at June 30, 2010 should be paid within the next twelve months. It includes the provisions relating to discontinued operations. As at June 30, As at December 31, 2010 2009 Balance — Beginning of period 13 22 Additional provisions Severance and pension liability — 11 Others — 1 Non-monetary items Pension liability adjustements and others — (5) Closure and restructuring cost payments (2) (16) Balance — End of period 11 13

44 ° CASCADES ° FINANCIAL REPORT ° NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS NOte 4 Gains on disposal and others For the 3-month periods For the 6-month periods ended June 30, ended June 30, 2010 2009 2010 2009 Gain on disposal of property, plant and equipment — (2) — (2) Pension plan - partial curtailment — 3 — 3 — 1 — 1 During the second quarter of 2009, the Company recorded a $3 million charge to settle a partial curtailment of one of its employee future bene3t pension plans. The Company also recorded a gain of $2 million on disposal of assets in the Specialty Products Group for a mill in Europe closed in 2006. NOte 5 Intangible assets and other assets As at June 30, As at December 31, 2010 2009 a) Intangible assets are detailed as follows: Customer relationships and client lists 116 124 Other 3nite-life intangible assets 42 41 Total intangible assets 158 165 b) Other assets are detailed as follows: Investments in signi3cantly in3uenced companies 146 148 Notes receivable 8 9 Other investments 8 7 Investment in shares held for trading 3 3 Deferred 3nancing costs 6 7 Tax bene3t related to investment tax credits 31 29 Employee future bene3ts 101 97 Fair value of derivative 3nancial assets 10 19 Others 13 12 326 331 Less: Current portion included in accounts receivable 8 14 Total other assets 318 317

CASCADES ° FINANCIAL REPORT° NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS ° 45 NOte 6 Long-term debt As at June 30, As at December 31, Maturity 2010 2009 7.25% Unsecured senior notes of US$9 million (2009 — US$116 million) 2013 10 122 6.75% Unsecured senior notes of US$9 million (2009 - US$61 million) 2013 9 63 7.75% Unsecured senior notes of $200 million 2016 197 197 7.75% Unsecured senior notes of US$500 million 2017 523 516 7.875% Unsecured senior notes of US$250 million 2020 261 257 Revolving and term credit facilities 2011-2012 450 259 Other debts of subsidiaries 30 33 Other debts without recourse to the Company 36 42 1,516 1,489 Less: Unamortized 3nancing costs 20 20 Total long-term debt 1,496 1,469 Less: Current portion of debts of subsidiaries 6 6 Current portion of debts without recourse to the Company 4 4 10 10 1,486 1,459 As of June 30, 2010, the Company has purchased, for a total consideration of US$162 million including a premium of US$3 million, a total of US$107 million aggregate principal amount of 7.25% Unsecured senior notes and US$52 million aggregate principal amount of 6.75% Unsecured senior notes due 2013. Approximately US$9 million aggregate principal amount of 7.25% Unsecured senior notes and approximately US$9 million aggregate principal amount of 6.75% Unsecured senior notes due 2013 remained outstanding.

46 ° CASCADES ° FINANCIAL REPORT ° NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS NOte 7 Other liabilities As at June 30, As at December 31, 2010 2009 Employee future bene3ts 123 121 Future income taxes 193 209 Fair value of derivative 3nancial liabilities 58 60 Others 27 34 401 424 Less: Current portion included in accounts payable and accrued liabilities 14 14 Total other liabilities 387 410 Note 8 Additional information For the 3-month periods For the 6-month periods ended June 30, ended June 30, 2010 2009 2010 2009 (a) Employee future bene3ts expenses De3ned bene3t pension plans 4 6 7 12 Other employee future bene3t plans 2 2 4 4 De3ned contribution pension plans 5 4 12 11 (b) Supplemental disclosure Depreciation of property, plant and equipment 46 50 96 101 Amortization of other assets 5 5 10 8 Amortization of deferred 3nancing cost included in 3nancing expense 1 2 2 3 Financing expense paid 36 16 46 52 Income taxes paid 5 14 11 18

CASCADES ° FINANCIAL REPORT° NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS ° 47 NOte 9 Accumulated other comprehensive income As at June 30, As at December 31, 2010 2009 Foreign currency translation of self-sustaining subsidiaries, net hedging activities and related income tax of $53 million (2009 — $54 million) 66 88 Unrealized gain arising from foreign exchange forward contracts designated as cash 3ow hedges, net of related income taxes of $(2) million (2009 — $(1) million) 3 4 Unrealized losses arising from interest rate swap agreements designated as cash 3ow hedges, net of related income taxes of $- million (2009 — $1 million) (4) (2) Unrealized gain (losses) arising from commodity derivative 3nancial instruments designated as cash 3ow hedges, net of related income taxes of $(6) million (2009 — $(3) million) (7) 1 58 91 NOte 10 Comparative 3gures Certain comparative 3gures have been reclassi3ed to conform to the presentation of 3nancial statements adopted as at January 1, 2010.

48 ° CASCADES ° FINANCIAL REPORT ° SELECTED SEGMENTED INFORMATION SELECTED SEGMENTED INFORMATION As at June 30, 2010, the Company has modi3ed its segmented information disclosure for its Specialty Products segments in order to re3ect how management analyses this information. The Specialty Products segment is divided into four subsectors: Industrial packaging, Consumer packaging, Specialty papers and Recovery and recycling. The Company has reclassi3ed comparative 3gures to conform to the presentation adopted. SALES For the 3-month periods For the 6-month periods ended June 30, ended June 30, (in millions of Canadian dollars) (unaudited) 2010 2009 2010 2009 Packaging products Boxboard Manufacturing 180 178 357 358 Converting 162 181 315 362 Intersegment sales (23) (23) (43) (48) 319 336 629 672 Containerboard Manufacturing 148 130 282 261 Converting 217 221 411 430 Intersegment sales (94) (76) (167) (153) 271 275 526 538 Specialty products Industrial packaging 49 45 95 92 Consumer packaging 20 21 38 41 Specialty papers 78 78 156 161 Recovery and recycling 76 46 151 84 Intersegment sales (3) (2) (5) (4) 220 188 435 374 Intersegment sales (28) (15) (57) (28) 782 784 1,533 1,556 Tissue papers Manufacturing and converting 220 207 418 418 Intersegment sales and other (4) (10) (11) (23) Total 998 981 1,940 1,951

CASCADES ° FINANCIAL REPORT ° SELECTED SEGMENTED INFORMATION ° 49 OPERATING INCOME (LOSS) BEFORE DEPRECIATION AND AMORTIZATION For the 3-month periods For the 6-month periods ended June 30, ended June 30, (in millions of Canadian dollars) (unaudited) 2010 2009 2010 2009 Packaging products Boxboard Manufacturing 13 13 22 25 Converting 17 16 32 28 Others (1) — (2) (2) 29 29 52 51 Containerboard Manufacturing 15 26 25 61 Converting 26 11 47 18 Others (3) 2 (3) (5) 38 39 69 74 Specialty products Industrial packaging 6 5 13 10 Consumer packaging 2 3 3 6 Specialty papers 5 10 10 20 Recovery and recycling 7 3 12 — Others — 1 — (1) 20 22 38 35 87 90 159 160 Tissue papers Manufacturing and converting 23 42 42 81 Corporate (9) (2) (18) (8) Operating income before depreciation and amortization 101 130 183 233 Depreciation and amortization Boxboard (15) (19) (29) (38) Containerboard (17) (16) (36) (32) Specialty products (9) (9) (18) (17) Tissue papers (9) (9) (20) (18) Corporate and eliminations (1) (2) (3) (4) (51) (55) (106) (109) Operating income 50 75 77 124

50 ° CASCADES ° FINANCIAL REPORT ° SELECTED SEGMENTED INFORMATION SELECTED SEGMENTED INFORMATION (continued) PURCHASES OF PROPERTY, PLANT AND EQUIPMENT For the 3-month periods For the 6-month periods ended June 30, ended June 30, (in millions of Canadian dollars) (unaudited) 2010 2009 2010 2009 Packaging products Boxboard Manufacturing 3 7 7 13 Converting 3 6 6 13 6 13 13 26 Containerboard Manufacturing 5 4 9 7 Converting 3 2 8 4 8 6 17 11 Specialty products Industrial packaging 1 — 1 1 Consumer packaging 1 1 2 1 Specialty papers 2 1 3 3 Recovery and recycling 1 5 2 12 5 7 8 17 19 26 38 54 Tissue papers Manufacturing and converting 3 8 11 15 Corporate 2 1 5 2 Total purchases 24 35 54 71 Disposal of property, plant and equipment (1) (2) (3) (3) 23 33 51 68 Purchases of property, plant and equipment included in accounts payable Beginning of period 7 9 13 14 End of period (8) (12) (8) (12) Total investing activities 22 30 56 70

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